06046916

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

P.E. 9-1-06

For the month of September, 2006.

Aluminum Corporation of China Limited

(Translation of Registrant's name into English)

No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F......X....... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.................... No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...................................]

Exhibit Index at page: 2
Total pages: 115

PROCESSED
SEP 14 2006
THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALUMINUM CORPORATION OF CHINA LIMITED

Date: September 4, 2006

By: Liu Qiang
Name: Liu Qiang
Title: Company secretary

EXHIBIT INDEX

中国铝业股份有限公司

CHALCO ALUMINUM CORPORATION OF CHINA LIMITED

Stock Code : 2600

Interim Report 2006











CHALCO

Contents

Aluminum Corporation of China

CORPORATE INFORMATION

Registered name	:	中國鋁業股份有限公司
Name in English	:	Aluminum Corporation of China Limited
Registered address	:	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814
Place of business	:	No. 62 North Xizhimen Street Haidian District, Beijing People's Republic of China 100088
Principal place of business in Hong Kong	:	Unit 3103, 31/F., Office Tower, Convention Plaza 1 Harbour Road Wanchai, Hong Kong
Authorised representative	:	Xiao Yaqing
Company Secretary	:	Liu Qiang
Department for corporate information and inquiry	:	Secretarial Office to the Board
Telephone for corporate information and inquiry	:	(86) 10 8229 8103
Places of listing	:	The Stock Exchange of Hong Kong Limited ("HKSE") New York Stock Exchange, Inc ("NYSE")
Name of share	:	CHALCO
Stock code	:	2600 (HKSE) ACH (NYSE)

The Board of Directors of Aluminum Corporation of China Limited (the "Company") is pleased to announce the unaudited interim results of operations of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2006, and would like to express our gratitude on behalf of our staff to our shareholders for their support to the Company.

RESULTS

The consolidated turnover of the Group for the six months ended June 30, 2006 amounted to RMB27,401 million, representing an increase of 53.5% over the same period last year. The consolidated net profit attributable to equity holders of the Company for the six months ended June 30, 2006 amounted to RMB6,744 million, representing an increase of 89.8% over the same period last year. Basic earnings per share for profit attributable to the equity holders of the Company was RMB0.60.

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION

CONDENSED INTERIM CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	**June 30, 2006 *RMB'000***	December 31, 2005 *RMB'000*
		(unaudited)	(audited)
ASSETS			
Non-current assets			
Intangible assets	4	**700,083**	721,479
Property, plant and equipment	4	**43,223,370**	39,773,607
Land use rights	4	**253,264**	62,275
Interest in jointly controlled entities		**390,665**	184,399
Interest in associated companies		**919,712**	886,375
Available-for-sale financial assets		**10,200**	10,200
Deferred tax assets		**408,498**	408,874
		45,905,792	42,047,209
Current assets			
Inventories		**8,103,065**	7,234,731
Accounts receivable, net	5	**1,541,949**	961,191
Other current assets		**2,284,776**	1,169,021
Cash and cash equivalents		**12,132,223**	7,597,727
		24,062,013	16,962,670
Total assets		**69,967,805**	59,009,879

CONDENSED INTERIM CONSOLIDATED BALANCE SHEET (UNAUDITED) *(CONTINUED)*

	Note	June 30, 2006 RMB'000	December 31, 2005 RMB'000
		(unaudited)	(audited)
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Share capital	6	11,649,876	11,049,876
Other reserves		14,033,064	10,242,615
Retained earnings			
Proposed dividend	17	2,190,177	2,364,673
Unappropriated retained earnings	7	13,540,746	8,987,275
		41,413,863	32,644,439
Minority interests		2,303,739	1,560,455
Total equity		43,717,602	34,204,894
LIABILITIES			
Non-current liabilities			
Borrowings	8	9,729,419	9,690,493
Deferred tax liabilities		177,052	176,991
		9,906,471	9,867,484
Current liabilities			
Accounts payable	9	2,312,658	2,649,249
Other payables and accruals		6,819,733	5,585,317
Current income tax liabilities		1,439,880	999,117
Borrowings	8	5,771,461	5,703,818
		16,343,732	14,937,501
Total liabilities		26,250,203	24,804,985
Total equity and total liabilities		69,967,805	59,009,879
Net current assets		7,718,281	2,025,169
Total assets less current liabilities		53,624,073	44,072,378

The notes on page 7 to 31 are an integral part of these unaudited condensed interim consolidated financial information.

CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Six months ended June 30, 2006 *RMB'000* (unaudited)	2005 *RMB'000* (unaudited)
Sales	10	**27,400,625**	17,848,749
Cost of goods sold		**(16,275,865)**	(11,771,655)
Gross profit		**11,124,760**	6,077,094
Other revenues and gains, net	10	**186,429**	93,222
Selling and distribution expenses	11	**(409,994)**	(319,495)
General and administrative expenses	12	**(1,006,614)**	(606,816)
Research and development expenses		**(40,890)**	(52,413)
Operating profit		**9,853,691**	5,191,592
Finance costs	13	**(321,791)**	(181,370)
Operating profit after finance costs	14	**9,531,900**	5,010,222
Share of profit of an associated company		**33,337**	7,798
Share of loss of a jointly controlled entity		—	(1,094)
Profit before income taxes		**9,565,237**	5,016,926
Income taxes	15	**(2,563,470)**	(1,334,374)
Profit for the period		**7,001,767**	3,682,552
Attributable to:			
Equity holders of the Company		**6,743,648**	3,553,817
Minority interests		**258,119**	128,735
		7,001,767	3,682,552
Basic earnings per share for profit attributable to the equity holders of the Company	16	**RMB0.60**	RMB0.32
Dividends	17	**2,190,177**	—

The notes on page 7 to 31 are an integral part of these unaudited condensed interim consolidated financial information.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	(unaudited)								
	Attributable to equity holders of the Company							Minority interest	Total equity
	Share capital	Capital reserve	Statutory surplus reserve (Note 7)	Statutory public welfare fund (Note 7)	Discretionary surplus reserve (Note 7)	Retained earnings	Total		
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Balance at January 1, 2006	11,049,876	6,218,756	2,061,686	1,962,173	–	11,351,948	32,644,439	1,560,455	34,204,894
Transfer (Note 7)	–	–	–	(1,962,173)	1,962,173	–	–	–	–
Issuance of new shares (Note 6)	600,000	3,902,492	–	–	–	–	4,502,492	–	4,502,492
Share issue expenses (Note 6)	–	(112,043)	–	–	–	–	(112,043)	–	(112,043)
Capital contributions	–	–	–	–	–	–	–	582,480	582,480
Profit for the period	–	–	–	–	–	6,743,648	6,743,648	258,119	7,001,767
Dividend paid (Note 17)	–	–	–	–	–	(2,364,673)	(2,364,673)	(97,315)	(2,461,988)
Balance at June 30, 2006	11,649,876	10,009,205	2,061,686	–	1,962,173	15,730,923	41,413,863	2,303,739	43,717,602
Balance at January 1, 2005	11,049,876	6,204,045	1,277,789	1,214,309	–	7,820,776	27,566,795	1,239,083	28,805,878
Capital contributions	–	–	–	–	–	–	–	99,000	99,000
Profit for the period	–	–	–	–	–	3,553,817	3,553,817	128,735	3,682,552
Dividend paid (Note 17)	–	–	–	–	–	(1,944,778)	(1,944,778)	(80,635)	(2,025,413)
Balance at June 30, 2005	11,049,876	6,204,045	1,277,789	1,214,309	–	9,429,815	29,175,834	1,386,183	30,562,017

The notes on page 7 to 31 are an integral part of these unaudited condensed interim consolidated financial information.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Six months ended June 30, 2006	2005
	Note	***RMB'000***	*RMB'000*
		(unaudited)	(unaudited)
Net cash generated from operating activities		**6,442,212**	3,061,002
Cash flows from investing activities			
Acquisition of a subsidiary, net of cash acquired	3	**(98,608)**	—
Investment in jointly controlled entities		**(206,266)**	—
Investment in an associated company		**—**	(799,038)
Purchase of property, plant and equipment		**(2,008,277)**	(4,062,443)
Proceeds on disposal of property, plant and equipment		**8,517**	3,093
Other investing cash flows, net		**82,048**	(6,598)
Net cash used in investing activities		**(2,222,586)**	(4,864,986)
Cash flows from financing activities			
Issuance of new shares at a premium, net of issuance cost		**4,390,449**	—
Dividend paid	17	**(2,364,673)**	(1,944,778)
Dividend paid by subsidiaries to minority shareholders		**(97,315)**	(80,635)
Issuance of short-term bonds		**2,988,000**	1,945,567
Redemption of short-term bonds		**(2,000,000)**	—
New loans borrowed		**1,066,471**	3,443,082
Repayments of borrowings		**(3,760,462)**	(2,533,387)
Other financing cash flows, net		**92,400**	99,000
Net cash generated from financing activities		**314,870**	928,849
Net increase / (decrease) in cash and cash equivalents		**4,534,496**	(875,135)
Cash and cash equivalents at beginning of the period		**7,597,727**	6,223,763
Cash and cash equivalents at end of the period		**12,132,223**	5,348,628
Representing:			
Bank balances and cash		**12,132,223**	5,348,628

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

1 BASIS OF PREPARATION

The unaudited condensed interim consolidated financial information is prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34, "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Listing Rules issued by the Hong Kong Stock Exchange ("HKEx").

The unaudited condensed interim consolidated financial information should be read in conjunction with the 2005 annual financial statements for the year ended December 31, 2005.

The unaudited condensed interim consolidated financial information was approved by the Board of Directors for issue on August 23, 2006.

2 SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted are consistent with those of the annual financial statements for the year ended December 31, 2005, as described in the 2005 annual financial statements.

The following new standards, amendments to standards and interpretations which are applicable to the Group are mandatory for financial year ending December 31, 2006.

- Amendment to HKAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after January 1, 2006. This amendment has no material impact to the Group's accounting policy;

- Amendment to HKAS 39, Amendment to "The fair value option", effective for annual periods beginning on or after January 1, 2006. This amendment does not have any impact on the classification and valuation of the Group's financial instruments classified as at fair value through profit or loss prior to January 1, 2006 as the Group is able to comply with the amended criteria for the designation of financial instruments at fair value through profit or loss;

- Amendment to HKAS 39 and HKFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after January 1, 2006. The Group has reviewed its financial guarantee contracts. The management considered the adoption of the amendment will not result in a material effect on the Group's 2006 consolidated financial statements;

- HKFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after January 1, 2006. This amendment has no material impact to the Group's accounting policy;

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

2 SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

- HK(IFRIC)-Int 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after January 1, 2006. The Group has reviewed its contracts. Some of them are required to be accounted for as leases in accordance with HKAS 17, "Leases". However, these leases are operating leases, and their reclassification has had no impact on the expense recognized in respect of them;

- HK(IFRIC)-Int 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after January 1, 2006. This interpretation does not have material impact on the Group's 2006 consolidated financial statements.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- HK(IFRIC)-Int 8, "Scope of HKFRS 2", effective for annual periods beginning on or after May 1, 2006. Management is currently assessing the impact of HK(IFRIC)-Int 8 on the Group's operations;

- HK(IFRIC)-Int 9, "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after June 1, 2006. Management believes that this interpretation should not have a significant impact on the Company's accounting policies as the Group already has assessed whether embedded derivative should be separated using principles consistent with HK(IFRIC)-Int 9;

- HKFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after January 1, 2007. HKAS 1, "Amendments to capital disclosures", effective for annual periods beginning on or after January 1, 2007. The Group assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1. The Group will apply HKFRS 7 and the amendment to HKAS 1 from annual periods beginning January 1, 2007.

3 BUSINESS COMBINATION

In March 2006, the Group acquired 100% of the share capital of Fushun Aluminum Company Limited ("Fushun Aluminum"), a Company incorporated in the People's Republic of China (the "PRC") and principally engaged in the manufacture and trading of primary aluminum products, for a cash consideration of RMB500,000,000. The acquired business contributed revenues of RMB663,150,000 and net profit of RMB36,472,000 to the Group for the period from the date of acquisition to June 30, 2006. Had the acquisition been occurred on January 1, 2006, the acquired business would have contributed revenues of RMB753,136,000 and net profit of RMB37,828,000 to the Group for the period from January 1, 2006 to June 30, 2006, and consolidated revenue and consolidated net profit of the Group for the six months ended June 30, 2006 would have been RMB27,490,611,000 and RMB7,003,123,000, respectively.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

3 BUSINESS COMBINATION *(CONTINUED)*

Details of net assets acquired and excess of cost over acquired interest are as follows:

	RMB'000
Purchase consideration – cash	**500,000**
Fair value of net identifiable assets acquired (see below)	**(501,373)**
Negative goodwill	**(1,373)**

The fair values of the assets and liabilities arising from the acquisition approximate their carrying amounts and are as follows:

	RMB'000
Cash and cash equivalents	**1,392**
Property, plant and equipment (Note 4)	**832,546**
Land use rights (Note 4)	**194,175**
Inventories	**171,208**
Receivables	**5,826**
Payables and accruals	**(122,374)**
Borrowings	**(581,400)**
Net identifiable assets acquired	**501,373**

	RMB'000
Purchase consideration settled in cash, paid as of June 30, 2006 (Note)	**100,000**
Cash and cash equivalents in subsidiary acquired	**(1,392)**
Cash out flow on acquisition	**98,608**

Note: As of June 30, 2006, cash consideration of RMB400,000,000 payable was included in other payables of the Group.

In addition to the above, the Company has entered into a number of purchase agreements to acquire equity interest in certain entities. As of June 30, 2006, these acquisitions were not completed due to pending approval from the relevant regulatory authorities (Note 19(c)).

4 CAPITAL EXPENDITURE

	Intangible assets			Property, plant and equipment	Land use rights
	Goodwill	Mining rights	Total		
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Net book amount as of January 1, 2006	**406,686**	**314,793**	**721,479**	**39,773,607**	**62,275**
Acquisition of a subsidiary (Note 3)	—	—	—	**832,546**	**194,175**
Additions	—	—	—	**4,239,492**	**7,766**
Disposals	—	—	—	**(12,369)**	—
Amortization / depreciation charge for the period	—	**(10,882)**	**(10,882)**	**(1,590,198)**	**(10,952)**
Reclassification	—	**(10,514)**	**(10,514)**	—	—
Impairment losses	—	—	—	**(19,708)**	—
Net book amount as of June 30, 2006	**406,686**	**293,397**	**700,083**	**43,223,370**	**253,264**
Net book amount as of January 1, 2005	406,686	322,467	729,153	34,026,233	16,048
Additions	—	52,573	52,573	4,216,304	—
Disposals	—	—	—	(2,629)	—
Amortization / depreciation charge for the period	—	(21,495)	(21,495)	(1,211,537)	(150)
Impairment losses	—	—	—	(4,225)	—
Net book amount as of June 30, 2005	406,686	353,545	760,231	37,024,146	15,898

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

5 ACCOUNTS RECEIVABLE, NET

	June 30, 2006 RMB'000	December 31, 2005 RMB'000
Trade receivables	**669,730**	457,556
Trade receivable from related parties	**165,095**	246,919
	834,825	704,475
Less: Provision for impairment	**(441,739)**	(454,853)
	393,086	249,622
Bills receivables (Note (a))	**1,148,863**	711,569
	1,541,949	961,191

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

As of June 30, 2006, the aging analysis of trade receivables, net of provision made, was as follows:

	June 30, 2006 RMB'000	December 31, 2005 RMB'000
Within 1 month	**230,926**	112,013
Between 2 and 6 months	**87,257**	55,670
Between 7 and 12 months (Note (b))	**38,967**	39,973
Between 1 and 2 years (Note (b))	**13,574**	21,530
Over 2 years (Note (b))	**22,362**	20,436
	393,086	249,622

Notes:

(a) Bills receivables are bills of exchange with maturity dates of within 6 months.

(b) Trade receivables aged over 6 months are principally due from related parties.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

6 SHARE CAPITAL

On May 9, 2006, the Company entered into a placing agreement to place 600,000,000 H shares, representing approximately 5.43% of the existing issued shares of the Company, at a price of HK$7.25 per share (the "Placement"). In connection with the Placement, the National Social Security Fund Council (the "NSSF") of the PRC entrusted the Company to effect a sale of a total of 44,100,000 H shares upon conversion of the same number of existing domestic shares that are to be allocated from Aluminum Corporation of China ("Chinalco") to NSSF as part of the Placement.

The Placement was completed on May 25, 2006. As a result, 600,000,000 new H shares were issued for a total net proceed of RMB4,390,449,000 (net of share issuance expense of RMB112,043,000), and total registered shares of the Company increased from 11,049,876,153 shares to 11,649,876,153 shares, comprising 7,705,910,185 domestic shares and 3,943,965,968 H shares. The net proceeds from the placement of the 44,100,000 shares were paid directly by the related investment banking firms to the NSSF pursuant to the placing agreement. Chinalco's equity interest in the Company decreased from 42.14% to 39.59% as a result of the Placement.

The Company intends to use the net proceeds for the funding of possible acquisitions of domestic primary aluminum projects and for general working capital purposes.

7 APPROPRIATIONS OF PROFIT

For the six months ended June 30, 2005 and 2006, the Company and its subsidiaries did not appropriate any amounts into the statutory surplus reserve.

Prior to January 1, 2006, the Board of Directors determined on an annual basis the percentage of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory public welfare fund. The statutory public welfare fund can only be utilized on capital items for the collective benefit of the Company's employees. Titles of these capital items will remain with the Company. This fund is non-distributable other than in liquidation. Starting from January 1, 2006 onward, the Company is prohibited from providing further appropriation out of net profit to statutory public welfare fund pursuant to the revised Company Law. The balance of statutory public welfare fund as at December 31, 2005 is converted into discretionary surplus reserve fund.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

8 BORROWINGS

	June 30, 2006 RMB'000	December 31, 2005 RMB'000
Non-current:		
Long-term bank loans (Note (a))	9,729,419	9,690,493
Current:		
Long-term bank loans (Note (a))	847,121	1,353,980
Short-term bank loans (Note (b))	1,934,340	2,378,998
Short-term bonds (Note (c))	2,990,000	1,970,840
	5,771,461	5,703,818
Total	15,500,880	15,394,311

(a) Long-term bank loans

	June 30, 2006 RMB'000	December 31, 2005 RMB'000
Non-current:		
Long-term bank loans – unsecured	8,831,019	9,690,493
Long-term bank loans – secured	898,400	—
	9,729,419	9,690,493
Current:		
Long-term bank loans – unsecured	825,521	1,353,980
Long-term bank loans – secured	21,600	—
	847,121	1,353,980
Total	10,576,540	11,044,473
Estimated fair value	10,574,880	11,042,620

The estimated fair value is estimated based on discounted cash flows using applicable discount rates from the prevailing market interest rates available to the Group for borrowings with substantially the same characteristics and maturity dates. The discount rates as of June 30, 2006 and December 31, 2005 were 4.0%.

8 BORROWINGS *(CONTINUED)*

(a) *Long-term bank loans (Continued)*

As of June 30, 2006, long-term bank loans were guaranteed as follows:

Guaranteed by :	**June 30, 2006** *RMB'000*	December 31, 2005 *RMB'000*
Chinalco	**831,078**	503,313
Shanxi Zhangze Electric Company Ltd (Note)	**780,000**	780,000
	1,611,078	1,283,313

Note: Shanxi Zhangze Electric Company Ltd. is a minority shareholder of Shanxi Huaze Aluminum and Power Company Ltd., a subsidiary of the Company.

As of June 30, 2006, a long-term bank loan of RMB920,000,000 was secured by a 220,000 tonnes aluminum production line of Shanxi Huasheng Aluminium Company Ltd. ("Shanxi Huasheng"), a subsidiary of the Company.

As of June 30, 2006 and December 31, 2005, the maturity of total long-term loans is as follows:

	June 30, 2006 *RMB'000*	December 31, 2005 *RMB'000*
Within one year	**847,121**	1,353,980
In the second year	**2,324,202**	1,929,140
In the third to fifth year	**5,262,127**	4,866,941
After the fifth year	**2,143,090**	2,894,412
	10,576,540	11,044,473

The effective long-term bank loan interest rates as of June 30, 2006 and December 31, 2005 ranged from 3.60% to 6.12% per annum and 3.60% to 6.12% per annum, respectively.

As of June 30, 2006 and December 31, 2005, except for long-term bank loans in the amounts of RMB9,380,000 and RMB9,313,000, respectively, which are dominated in Danish Krone, all other long-term bank loans are dominated in Chinese Renminbi.

8 BORROWINGS *(CONTINUED)*

(b) *Short-term bank loans*

	June 30, 2006 *RMB'000*	December 31, 2005 *RMB'000*
Secured short-term bank loans	**368,200**	—
Unsecured short-term bank loans	**1,566,140**	2,378,998
	1,934,340	2,378,998

As of June 30, 2006, secured short-term bank loans amounting to RMB120,000,000 arising from the acquisition of Fushun Aluminum by the Company (Note 3) were collaterized by time deposits in the amount of RMB120,000,000 of Fushun Aluminum Factory (parent company of Fushun Aluminum prior to the acquisition). The remaining RMB237,700,000 and RMB10,500,000 were secured by land use rights (Cost: RMB201,942,000; Net value RMB199,922,000) owned by Fushun Aluminum and a 220,000 tonnes aluminum production line owned by Shanxi Huasheng, respectively.

(c) *Short-term bonds*

In June 2005, the Company issued short-term bonds with a total face value of RMB2,000,000,000 at discount(face value RMB100 per unit) and maturity of one year for working capital. The effective interest rate of these bonds was 3.33% per annum. These short-term bonds have matured and were fully redeemed in June 2006.

In May 2006, the Company issued short-term bonds with a total face value of RMB3,000,000,000 at par (face value RMB100 per unit) and maturity of one year for working capital. The effective interest rate of these bonds is 3.53% per annum.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

9 ACCOUNTS PAYABLE

	June 30, 2006 RMB'000	December 31, 2005 RMB'000
Trade payables	2,225,887	2,584,557
Trade payable to related parties	85,401	54,526
	2,311,288	2,639,083
Bills payable (Note (a))	1,370	10,166
	2,312,658	2,649,249

As of June 30, 2006, the aging analysis of trade payables was as follows:

	June 30, 2006 RMB'000	December 31, 2005 RMB'000
Within 1 month	1,393,310	1,804,096
Between 2 and 6 months	739,339	639,520
Between 7 and 12 months	111,285	131,596
Between 1 and 2 years (Note (b))	29,478	22,806
Between 2 and 3 years (Note (b))	3,353	7,279
Over 3 years (Note (b))	34,523	33,786
	2,311,288	2,639,083

Notes:

(a) Bills payable are repayable within 6 months.

(b) Trade payables aged over 1 year are principally due to related parties.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

10 SALES, OTHER REVENUES AND SEGMENT INFORMATION

The Group is principally engaged in the production and sale of alumina and primary aluminum in the PRC. Revenues recognized during the period are as follows:

	Six months ended June 30, 2006 *RMB'000*	2005 *RMB'000*
Sales		
Sales of goods, net of value-added tax	**27,400,625**	17,848,749
Other revenues		
Sale of scrap and other materials	**153,633**	98,474
Supply of electricity, heat, gas and water	**171,962**	147,601
Rendering of services (Note (a))	**70,797**	25,516
Total other revenues	**396,392**	271,591
Expenses related to other revenues (Note (b))	**(396,456)**	(258,410)
	(64)	13,181
Other gains		
Interest income	**74,093**	45,593
Income from unlisted investments	—	4,550
Government subsidies	—	1,678
Fair value gain on investments, net	**112,411**	18,311
Present value adjustment on other financial assets and liabilities, net	—	9,972
Others	**(11)**	(63)
	186,493	80,041
Other revenues and gains, net	**186,429**	93,222

Notes:

(a) Rendering of services mainly comprises revenues from provision of transportation, machinery processing and production design services.

(b) Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

10 SALES, OTHER REVENUE AND SEGMENT INFORMATION *(CONTINUED)*

Primary reporting format - business segments

The Group is organized in the PRC into two main business segments:

- Alumina segment — comprising mining and processing of bauxite into alumina and the associated distribution activities.
- Primary aluminum segment — comprising production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina business, are grouped under corporate and other services segment.

All inter-segment and inter-plant sales are made at prices approximate to market prices.

	Six months ended June 30, 2006				
	Alumina *RMB'000*	Primary aluminum *RMB'000*	Corporate and other services *RMB'000*	Inter-segment elimination *RMB'000*	Group total *RMB'000*
Sales					
External sales	14,620,318	12,550,727	229,580	—	27,400,625
Inter-segment sales	5,020,629	—	—	(5,020,629)	—
	19,640,947	12,550,727	229,580	(5,020,629)	27,400,625
Operating profit (loss) / Segment results	8,635,848	1,566,008	(34,463)	(98,778)	10,068,615
Unallocated expenses					(214,924)
Finance costs					(321,791)
Share of profit of an associated company	—	33,337	—	—	33,337
Profit before income taxes					9,565,237
Income taxes					(2,563,470)
Profit for the period					7,001,767

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

10 SALES, OTHER REVENUE AND SEGMENT INFORMATION *(CONTINUED)*

Primary reporting format - business segments (Continued)

	Six months ended June 30, 2005				
	Alumina *RMB'000*	Primary Primary aluminum *RMB'000*	Corporate and other services *RMB'000*	Inter-segment elimination *RMB'000*	Group total *RMB'000*
External sales	11,108,418	6,682,044	58,287	—	17,848,749
Inter-segment sales	2,298,870	—	—	(2,298,870)	—
	13,407,288	6,682,044	58,287	(2,298,870)	17,848,749
Operating profit (loss) / Segment results	5,222,924	170,269	(41,872)	(43,872)	5,307,449
Unallocated expenses					(115,857)
Finance costs					(181,370)
Share of profit of an associated company	—	7,798	—	—	7,798
Share of loss of jointly controlled entities	—	(1,094)	—	—	(1,094)
Profit before income taxes					5,016,926
Income taxes					(1,334,374)
Profit for the period					3,682,552

Secondary reporting format - geographical segments

Substantially all operations of the Group are carried out in the PRC and the related assets are located there. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

11 SELLING AND DISTRIBUTION EXPENSES

	Six months ended June 30,	
	2006	2005
	RMB'000	*RMB'000*
Transportation and loading	**261,117**	180,623
Packaging expenses	**86,805**	74,051
Miscellaneous port expenses	**14,836**	16,327
Salaries and welfare expenses	**13,323**	14,362
Sales commission and other handling fee	**8,887**	14,281
Others	**25,026**	19,851
	409,994	319,495

12 GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,	
	2006	2005
	RMB'000	*RMB'000*
Taxes other than income taxes (Note)	**304,984**	194,753
Salaries and welfare expenses	**267,547**	217,186
Repairs and maintenance	**69,034**	7,747
Rental expenses	**67,252**	41,938
Insurance premium	**54,585**	20,694
Traveling and entertainment	**47,931**	31,967
Utilities and social services	**45,592**	11,202
Depreciation – non production property, plant and equipment	**45,315**	37,953
Amortization – land use rights	**10,952**	150
Consultation fees	**30,466**	26,462
Office supplies	**15,581**	11,061
Others	**47,375**	5,703
	1,006,614	606,816

Note:

Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of value-added tax and business tax payable which are actually paid.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

13 FINANCE COSTS

	Six months ended June 30, 2006 RMB'000	2005 RMB'000
Total finance cost incurred	**422,550**	330,794
Less: Interest being capitalized in construction in progress	**(106,821)**	(148,446)
	315,729	182,348
Less: exchange loss / (gain), net	**6,062**	(978)
	321,791	181,370

14 EXPENSES CHARGED (CREDITED) TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT

	Six months ended June 30, 2006 RMB'000	2005 RMB'000
Depreciation of property, plant and equipment	**1,527,887**	1,188,924
Operating lease rentals in respect of land and buildings	**193,184**	180,228
Amortization of land use rights	**10,952**	150
Amortization of mining rights	**10,882**	21,495
Loss / (gain) on disposal of property, plant and equipment	**3,851**	(464)
(Provision written-back) / provision for slow-moving and obsolete inventories	**(363)**	109

15 TAXATION

	Six months ended June 30,	
	2006	2005
	RMB'000	*RMB'000*
Current taxation:		
PRC enterprise income tax	**2,610,362**	1,327,114
Over provision in prior periods	**(47,329)**	(6,588)
Deferred income tax	**437**	13,848
	2,563,470	1,334,374

The current PRC enterprise income taxes of the Group have been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches of the Group located in western regions of the PRC were granted a tax concession to pay PRC income tax at a preferential rate of 15% for a period of 10 years. A subsidiary located in Qinghai Province is exempted for PRC income tax for the first 5 years and a 50% reduction thereafter. Moreover, the Group also enjoyed the incentive in the form of tax credit given by the relevant tax authorities in respect of production plant and equipment purchased in the domestic market. For the six months ended June 30, 2006 and 2005, the Group's weighted average actual tax rate was approximately 26.8% and 26.6%, respectively.

Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

16 EARNINGS PER SHARE

The calculation of basic earnings per share for the six months ended June 30, 2006 and 2005 is based on the profit attributable to the equity holder of the Company for the six months ended June 30, 2006 and 2005 of RMB6,743,648,000 and RMB3,553,817,000 and the weighted average outstanding number of 11,217,089,268 and 11,049,876,153 shares in issue during the period, respectively.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

17 DIVIDENDS

A 2005 final dividend of RMB0.21 (2004 final: RMB0.18) per ordinary share, totaling RMB2,364,673,000 was paid in May 2006 (paid in 2005: RMB1,944,778,000).

An interim dividend of RMB0.188 per ordinary share, totaling RMB2,190,177,000 (2005 interim: Nil) in respect of the six months ended June 30, 2006 was declared at the Board meeting held on August 23, 2006. This proposed dividend is not accounted for as dividend payable, but has been reflected as an appropriation of retained earnings for the six months ended June 30, 2006.

18 CONTINGENT LIABILITIES

(a) Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate an alumina and primary aluminum production facilities in the Company's Guangxi branch (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay US$7,500,000 to the other party as compensation.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the China National Development and Reform Commission.

As of June 30, 2006, the Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

(b) The Company's subsidiary, Fushun Aluminum has signed Guaranteed Contracts with Bank of China, Fushun Branch and Bank of Construction, Fushun Wanghua sub-branch to guarantee certain banking facilities not exceeding RMB47,000,000 and RMB30,000,000, respectively, granted to Fushun Jinhua (Group) Company Ltd. ("Fushun Jinhua") for the period from January 16, 2006 to January 15, 2007. As of June 30, 2006, the outstanding guarantee by Fushun Aluminum amounted to RMB29,000,000.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

19 COMMITMENTS

(a) *Capital commitments for property, plant and equipment:*

	June 30, 2006 *RMB'000*	December 31, 2005 *RMB'000*
Contracted but not provided for	**1,349,709**	560,600
Authorized but not contracted for	**7,921,537**	8,465,177
	9,271,246	9,025,777

(b) *Commitments under operating leases*

The Group had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

	June 30, 2006 *RMB'000*	December 31, 2005 *RMB'000*
Not later than one year	**314,277**	315,454
Later than one year and not later than five years	**1,072,160**	1,138,518
Later than five years (Note)	**9,386,385**	9,546,886
	10,772,822	11,000,858

Note: These represent mainly commitments under operating leases in relation to land later than 5 years but not later than 44 years.

000026

19 COMMITMENTS *(CONTINUED)*

(c) *Commitments for capital contribution*

The Group had the following commitments for capital investments as of June 30, 2006:

	June 30, 2006 *RMB'000*
Guangxi Huayin Aluminum Company Ltd. (i)	324,784
Chalco Zunyi Alumina Company Ltd. (ii)	750,400
Zunyi Aluminum Company Ltd. (iii)	219,000
Jiaozuo Wanfang Aluminum Manufacturing Company Ltd. (iv)	247,000
	1,541,184

Notes:

(i) Pursuant to a resolution of Guangxi Huayin Aluminum Company Ltd ("Guangxi Huayin"), a 33% owned jointly controlled entity of the Company, on June 19, 2005, and a supplemental agreement dated July 31, 2005, the total investment in Guangxi Huayin is planned to increase to approximately RMB8,491,000,000, of which approximately RMB2,133,000,000 will be contributed by the shareholders in terms of capital. The shareholders, including the Company, have agreed to inject the capital in three installments on 2005, 2006 and 2007.

According to the agreement signed among the shareholders of Guangxi Huayin, the Company agrees to contribute approximately RMB701,000,000 as registered capital of Guangxi Huayin. As of June 30, 2006, the Group had contributed capital of approximately RMB376,216,000 to Guangxi Huayin.

(ii) In April 2006, the Company entered into a joint venture agreement with Guizhou Wujiang Hydropower Development Company Ltd to establish a joint venture company, Chalco Zunyi Alumina Company Ltd ("Zunyi Alumina"), which will be engaged in the production of alumina. The joint venture company will have registered capital of RMB1,400,000,000, of which the Company will contribute 67% or RMB938,000,000, representing its holding equity interest in the joint venture company. As of June 30, 2006, the Company has contributed approximately RMB187,600,000 into Zunyi Alumina.

(iii) In June 2006, the Company entered into purchase agreement with Wujiang Hydropower Development Corporation Ltd and eight other companies to acquire 66.4% equity interest in Zunyi Aluminum Company Ltd for a cash consideration of RMB219,000,000. As of June 30, 2006, no payment was made by the Company in connection with this transaction.

(iv) In May 2006, the Company entered into a purchase agreement with Jiaozuo City Wanfang Group Company Ltd to acquire 29% equity interests of Jiaozuo Wanfang Aluminum Company Ltd ("Jiaozuo Wanfang") for a cash consideration of RMB247,000,000. Jiaozhou Wanfang, being a joint stock limited company with its shares listed on the Shenzhen Stock Exchange, is mainly engaged in the production of primary aluminum. As of June 30, 2006, no payment was made by the Company in connection with this transaction.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

20 RELATED PARTY TRANSACTIONS

Related parties to the Company mainly refer to (i) Chinalco, the Company's major shareholder and a state-owned enterprise; (ii) entities in which Chinalco has the ability, directly or indirectly, to control or jointly control the other party, or exercise significant influence over the other party in making financial and operating decisions; (iii) Directors or officers of the Company and of its major shareholder; and (ix) jointly controlled entities and associated companies of the Company.

In accordance with the revised HKAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries which are directly or indirectly controlled by the PRC government are also defined as related parties of the Group.

Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities had been conducted with state-owned enterprises in the ordinary course of business.

For the purpose of the related party transactions disclosure in accordance with HKAS 24, the management of the Company has established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party transactions have been adequately disclosed.

Neither Chinalco nor the PRC government publishes financial statements for public use.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

20 RELATED PARTY TRANSACTIONS *(CONTINUED)*

(a) Significant related party transactions with Chinalco

Save as disclosed elsewhere in the condensed interim consolidated financial information, significant related party transactions which were carried out in the normal course of the Group's business during the period were as follows:

		Six months ended June 30,	
	Note	**2006** *RMB'000*	2005 *RMB'000*
Sales of materials and finished goods to Chinalco	(I)	**2,229,543**	1,288,762
Provision of utility services to Chinalco	(II)	**167,449**	248,997
Provision of engineering, construction and supervisory services by Chinalco	(III)	**501,401**	945,681
Purchases of key and auxiliary materials from Chinalco	(IV)	**464,052**	327,825
Provision of social services and logistics services by Chinalco	(V)	**725,657**	457,105
Land and building rental charged by Chinalco	(VI(i))	**128,657**	126,615
Headquarter office rental charged by Chinalco	(VI(ii))	**25,220**	18,915

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

20 RELATED PARTY TRANSACTIONS *(CONTINUED)*

(a) Significant related party transactions with Chinalco (Continued)

Notes:

(I) Materials and finished goods sold during the six months ended June 30, 2006 and 2005 mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods were as covered by general agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

(i) Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(ii) If there is no State-prescribed price then adoption of State-guidance price;

(iii) If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(iv) If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(II) Utility services, including electricity, gas, heat and water, are supplied at the pricing policy as set out in (I)(i) above.

(III) Engineering, project construction and supervisory services were provided by Chinalco to the Company mainly for construction projects during the period using market price. Provisions of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price or prevailing market price (including tender price where by way of tender) as set out in (I)(ii) is adopted for pricing purposes.

(IV) Purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (I) above.

(V) Social services and logistics services were provided by Chinalco and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, canteens, guesthouses and offices, public transport and retirement management, and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco. The pricing policy is the same as that set out in (I) above.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

20 RELATED PARTY TRANSACTIONS *(CONTINUED)*

(a) Significant related party transactions with Chinalco (Continued)

Notes: (Continued)

(VI) Rental fee is payable to Chinalco:

(i) For use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Company during the period covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco. The annual rent payable is approximately RMB240,000,000. Occupancy of the land and buildings by a subsidiary of the Company, Shanxi Huatai Carbon Company Ltd's（山西華泰）for production and office use according to the rental agreement signed by Shanxi Huatai Coal Company Ltd and Chinalco. The annual rent payable is approximately RMB11,000,000.

(ii) For use of property as office premises according to the rental agreement signed in March 2005. The annual rent payable is approximately RMB62,000,000.

As of June 30, 2006, there existed the following arrangements between the Group and Chinalco:

(i) Guarantees granted by Chinalco to banks for the loans borrowed by the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

(ii) The Company granted to Chinalco a non-exclusive right to use two trademarks for period of 10 years from July 1, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

20 RELATED PARTY TRANSACTIONS *(CONTINUED)*

(b) *Significant related party transactions with other related parties:*

	Six months ended June 30,	
	2006	2005
	RMB'000	*RMB'000*
Sales of materials and finished goods to:		
Jointly controlled entities	**11,109**	53,062
Associated companies	**571,895**	340,845
Guangxi Investment (Group) Company Ltd.	**78,524**	42,388
Other related parties	**44,003**	—
	705,531	436,295

Notes:

Materials and finished goods sold to other related parties during the six months ended June 30, 2006 and 2005 mainly comprised sales of alumina, primary aluminum and scrap materials. The pricing policy is summarized below:

(i) Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(ii) If there is no State-prescribed price then adoption of State-guidance price;

(iii) If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(iv) If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

20 RELATED PARTY TRANSACTIONS *(CONTINUED)*

(c) *Significant related party transactions with other state-owned enterprises:*

	Six months ended June 30,	
	2006	2005
	RMB'000	*RMB'000*
Purchases of electricity	**3,652,734**	1,973,554
Sale of alumina	**9,948,261**	6,488,785
Sale of primary aluminum	**4,055,503**	406,995
Purchases of raw materials	**7,798,257**	1,066,696
Construction in progress and construction materials	**581,215**	503,489
New loans borrowed	**1,066,471**	3,443,082
Replacement of borrowing	**3,760,462**	2,533,387
Interest income received	**74,093**	45,593
Insurance premium	**54,585**	20,694
Bank charges paid	**424,403**	338,934
Issuance of short-term bonds	**2,988,000**	1,945,567
Redemption of short-term bonds	**2,000,000**	—

Related party transactions with other state-owned enterprises were conducted in the normal course of business at market rates.

21 EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

On July 14, 2006, the Company entered into a purchase agreement with Linyi Jiangtai Aluminum Company Ltd. and Shandong Huasheng Jiangquan Thermal and Power Company Ltd. to acquired a total of 55% equity interest of Shandong Huayu Aluminum and Power Company Ltd. ("Huayu Aluminum and Power") for a total cash consideration of RMB412,000,000. Huayu Aluminum and Power is mainly engaged in the production of primary aluminum.

On August 11, 2006, the Company entered into a purchase agreement with Baiyin Nonferrous Metal (Group) Co. Ltd and Baiyin Honglu Aluminum Company Ltd ("Baiyin Honglu") to acquire 51% equity interest of Gansu Hualu Aluminum Company Ltd. ("Hualu Aluminum") held by Baiyin Honglu at a total cash consideration of RMB270,000,000. Hualu Aluminum is mainly engaged in the production of primary aluminum.

In August 2006, the Company completed the acquisition of Zunyi Aluminum (Note 19(c)(iii)).

SUPPLEMENTARY INFORMATION (UNAUDITED)

SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG AND IN THE UNITED STATES

The unaudited condensed interim consolidated financial information has been prepared in accordance with accounting principles generally accepted in Hong Kong ("HK GAAP") which may differ in various material respects from accounting principles generally accepted in the United States ("US GAAP").

Major and significant differences, which affect net income and equity, include the following:

(a) *Revaluation of property, plant and equipment*

Under HK GAAP, property, plant and equipment transferred from Chinalco to the Group were accounted for under the acquisition accounting. As a result, the Group's property, plant and equipment were revalued at fair value under HK GAAP. Under US GAAP, the new cost basis for the property, plant and equipment was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(b) *Revaluation of mining rights*

Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of not more than 30 years. Under US GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

(c) *Minority interests*

Under HK GAAP, minority interests are presented on the face of the profit and loss account of the portion of profit and loss attributable to the minority interest and to the equity holders of the Company and presented as a component of equity. Under US GAAP, the allocation amounts are not presented as a component of net income or loss and minority interests are not presented as a component of equity.

(d) *Income tax effect of US GAAP adjustments*

Under US GAAP, a deferred tax liability relating to the addition of the interest capitalization effect and deferred tax assets relating to the reversal of the property, plant and equipment revaluation, goodwill amortization and mining rights are recognized.

SUPPLEMENTARY INFORMATION (UNAUDITED) *(CONTINUED)*

SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG AND IN THE UNITED STATES *(CONTINUED)*

The net effects on net income attributable to the equity holders of the Company and basic net income per share of the Group for the six months ended June 30, 2006 and equity as of June 30, 2006, after taking account of the above differences and related income tax effect, are a net increase in net income of approximately RMB103,371,000 (six months ended June 30, 2005: RMB103,371,000), an increase in basic net income per share of approximately RMB0.01 (six months ended June 30, 2005: RMB0.01) and a net decrease in equity of approximately RMB4,131,984,000 (December 31, 2005: RMB3,421,172,000) respectively. In computing the net effects, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the estimates of revenue and expenses. Accounting estimates have been employed to determine reported amounts, including realizability, useful lives of tangible assets and income taxes. Actual results could differ from those estimates.

RECENT US ACCOUNTING PRONOUNCEMENTS

In July 2006, the financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109" ("FIN48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognizes in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for the Company on January 1, 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. The Company is currently evaluating the impact of adopting FIN 48 on its consolidated financial position, cash flows and results of operations.

INTERIM DIVIDEND

The Board proposes an interim dividend of RMB0.188 per ordinary share in respect of the six months ended June 30, 2006, totaling RMB2,190,177,000, calculated on the basis of 11,649,876,153 shares as at June 30, 2006. The proposed interim dividend will be considered at the special general meeting of shareholders to be held on October 13, 2006. The interim dividend is expected to be distributed on or before October 31, 2006.

MARKET REVIEW

PRIMARY ALUMINUM

Both international and domestic aluminum markets saw an increase in the first half of 2006 as a result of investment by funds, increases in production cost and rising consumption demand. In May, the three-month aluminum futures price on the London Metals Exchange ("LME") reached US$3,310 per tonne, whilst the aluminum spot price on the Shanghai Futures Exchange ("SHFE") rose to RMB23,800 per tonne, both reaching historical highs. However, since mid-May, aluminum prices experienced an adjustment as the impact of the rising US dollar and inflation led to decreases in prices of basic metals, oil and gold. At the end of June, the three-month aluminum futures prices on LME and SHFE fluctuated around US$2,500 per tonne and RMB19,500 per tonne respectively. In the first half of 2006, the average three-month aluminum futures price on LME was US$2,561 per tonne, representing an increase of 39.1% over the same period last year; the average price on SHFE was RMB20,773 per tonne, representing an increase of 24.9% from the same period last year.

The global production and consumption of primary aluminum remained steady for the first half of 2006, and amounted to 16,440,000 tonnes and 16,730,000 tonnes respectively, representing increases of 5.9 % and 7.4% respectively over the same period last year. As a result of rising aluminum prices, domestic production of primary aluminum increased by 17.5% to 4,290,000 tonnes over the same period last year, while the consumption of primary aluminum rose to 4,000,000 tonnes, representing an increase of 27.0% over the same period last year.

CONSUMPTION STRUCTURE OF ALUMINUM PRODUCTS IN 2005


Packaging 7%
Others 7%
Construction 30%
Machinery Equipment 11%
Durable Goods 9%
Electricity 14%
Transportation 22%

ALUMINA

In the first quarter of 2006, alumina prices continued to increase. While the alumina FOB price in the international market reached a high of US$630 per tonne, the spot retail price of imported alumina in China rose to RMB6,500 per tonne, both reaching historical new highs. Due to rapid growth of domestic-made alumina and reduced purchases from the international spot market, the international alumina spot price began to decline in the second quarter of 2006. At the end of June, the alumina FOB price in the international market dropped to US$500 per tonne while the spot retail price of imported alumina in China fell to below RMB5,000 per tonne. In the first half of 2006, the average spot price of alumina of the Company was approximately RMB5,332 per tonne.

In the first half of 2006, global alumina production amounted to 32,970,000 tonnes with a consumption of 32,180,000 tonnes, representing year-on-year increases of 9.2% and 5.8% respectively. During the period, alumina supply increased due to the establishment of a number of domestic alumina enterprises that are not related to the Group. Notwithstanding the contribution of such new enterprises, demand continued to exceed supply by 32%. In the first half of 2006, China produced 5,950,000 tonnes of alumina, representing a year-on-year increase of 49%; the consumption of alumina amounted to 8,710,000 tonnes, representing a year-on-year increase of 14.3%. In the first half of 2006, China imported 3,330,000 tonnes of alumina, representing a year-on-year decrease of approximately 10%.

BUSINESS REVIEW

In the first half of 2006, the Group closely monitored and studied market trends for market opportunities to expedite the Group's development. Effective measures were formulated to enhance safety, efficiency, quality and reduce unnecessary consumption. Staff members were unified and worked hard, focusing on management fundamentals and technological upgrades. As a result, in the first half of 2006, the Group recorded a new high in operating results and made great progress in the Group's development.

1. With comprehensive analysis on the production situation and in line with safe production and management, the Group carefully implemented its production plans with strengthened regulation, direction and management on production. For alumina, the Group took efforts to tap potentials for increases in production and efficiency. For aluminum, the Group captured favorable opportunities from market mergers and acquisitions, and took measures to save energy and reduce unnecessary consumption. Satisfactory results were achieved in production volume. During the first half of this year, the production volume of alumina amounted to 4,330,000 tonnes, representing an increase of 24.1% over the corresponding period last year. The production of alumina chemicals, namely alumina hydrate and multi-variety alumina, was 510,000 tonnes, representing an increase of 9.7% compared to the same period last year. The production of primary aluminum products amounted to 780,000 tonnes (inclusive of the 86,000 tonnes representing the total output of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum"), in which the Company holds a 28% stake), representing an increase of 67.8% over the corresponding period last year.

2. To enhance its core competitiveness, principal businesses and industry chain, the Group has adopted a quantum expansion model to increase production capacity. The Group promoted the rapid realization of production in newly-built projects and made timely adjustments to development strategies in light of the changing product and market.

- Construction has commenced on three 800,000-tonne-capacity alumina expansion projects at Guizhou Zunyi, Chongqing Nanchuan and phase III of Guangxi branch.

- In the primary aluminum segment, the Group took advantage of mergers and acquisitions and as a result, as of the end of August 2006, the smelting capacity of primary aluminum increased by approximately 970,000 tonnes (inclusive of the 272,000 tonnes smelting capacity representing total capacity of Jiaozuo Wanfang Aluminum Company Ltd., ("Jiaozuo Wanfang"), in which the Company holds a 29% stake) from that of 2005.

  — In December 2005, the Group and Shanxi Guanlv Company Ltd. ("Shanxi Guanlv") entered into a joint venture agreement for the establishment of Shanxi Huasheng Aluminum Company Ltd. ("Huasheng Aluminum"). The total registered capital of Huasheng Aluminum is RMB1 billion, of which the Group invested RMB510 million in cash and Shanxi Guanlv contributed net assets of RMB490 million. The Group holds 51% of the share capital of Huasheng Aluminum. The primary aluminum smelting capacity of Huasheng Aluminum is 220,000 tonnes, and has offically commenced production in March 2006. The acquisition was completed in March 2006.

  — In March 2006, the Group entered into a share transfer contract with Liaoning Fushun Aluminium Plant, pursuant to which the Group acquired the entire equity interest of Fushun Aluminum Company from Fushun Aluminium Plant for a cash consideration of RMB500 million. Fushun Aluminum Company is mainly engaged in the production of primary aluminum and carbon products, and had a smelting capacity of 140,000 tonnes in 2005. As at the end of acquisition date, the total assets and net assets of Fushun Aluminum Company were valued at RMB1.27 billion and RMB503 million respectively. The acquisition was completed in March 2006.

  — In May 2006, the Group entered into a share transfer agreement with Jiaozuo Wanfang Group Company Ltd. in relation to the transfer of shares of Jiaozuo Wanfang. Pursuant to the agreement, the Group will acquire 139,251,064 state-owned legal entity shares of Jiaozuo Wanfang from Jiaozuo Wanfang Group, representing approximately 29% of the issued shares of Jiaozuo Wanfang. As a result, the Group will become the largest shareholder of Jiaozuo Wanfang. The Group will pay RMB247 million as consideration for the acquisition. The transfer of shares is subject to approval by the relevant authorities. Jiaozuo Wanfang's smelting capacity of primary aluminum is approximately 272,000 tonnes.

— In June 2006, the Group entered into a cooperation agreement with nine companies, namely Guizhou Wujiang Hydropower Development Co., Ltd. ("Wujiang Hydropower"), Zunyi Municipal State-owned Assets Investment Management Co., Ltd., Zunyi County State-owned Assets Investment Management Co., Ltd., Guizhou Provincial Resource Development Corporation, China Non-ferrous Metal Industry (Guiyang) Corporation, Guizhou Qianneng Enterprise (Group) Corporation, Guizhou Aluminum Plant, China Orient Asset Management Corporation and Zunyi Municipal Resource Development Corporation; pursuant to which Chalco acquired a proportion of the equity interests in Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum") from Wujiang Hydropower and the entire equity interests in Zunyi Aluminum from the other eight companies. Upon completion of the acquisition, the Group will hold 66.4% equity interests in Zunyi Aluminum. The principal assets of Zunyi Aluminum include the smelting production line with an annual smelting capacity of 113,000 tonnes and its ancillary facilities. As of December 31, 2005, its total assets were valued at approximately RMB1,023 million and net assets at approximately RMB307 million. The consideration paid by the Group for the acquisition was RMB219 million. The acquisition was completed in August 2006.

— In July 2006, the Group entered into an agreement with Shandong Linyi Jiangtai Aluminum Co. Limited ("Linyi Jiangtai") and Shandong Huasheng Jiangquan Thermal & Power Co. Ltd. ("Huasheng Jiangquan") in respect of the transfer of equity in Shandong Huayu Aluminum Power Co. Ltd. ("Huayu Aluminum Power"), pursuant to which the Group acquired 40.69% and 14.31% equity interests in Huayu Aluminum Power from Linyi Jiangtai and Huasheng Jiangquan respectively. Upon completion of the acquisition, the Group will hold 55% equity interests in Huayu Aluminum Power, while Linyi Jiangtai and Huasheng Jiangquan will hold the remaining 25% and 20% equity interests, respectively. The principal assets of Huayu Aluminum Power include the aluminum smelting production line with an annual smelting capacity of 100,000 tonnes and its ancillary facilities as well as two 13.5 MW power-generator. As of December 31, 2005, its net assets were valued at approximately RMB899 million. The total consideration payable by the Group for the acquisition is RMB412 million.

— In August 2006, the Group entered into an agreement with Baiyin Nonferrous Metal (Group) Co., Ltd. ("Baiyin Nonferrous") and Baiyin Honglu Aluminum Co., Ltd. ("Baiyin Honglu") in respect of the transfer of equity in Gansu Hualu Aluminum Co., Ltd. ("Hualu Aluminum"), pursuant to which the Group acquired 51% equity interest in Hualu Aluminum held by Baiyin Honglu, which may transfer to Baiyin Nonferrous in the future. Upon completion of the acquisition, the Group will become the controlling shareholder and the remaining 49% equity will be held by Baiyin Honglu. The principal assets of Hualu Aluminum include the aluminum smelting production line with an annual smelting capacity of 127,000 tonnes and its ancillary facilities. The registered capital of Hualu Aluminum is RMB529 million. As of December 31, 2005, its total assets and net assets were valued at RMB1,590 million and RMB529 million respectively. The total consideration payable by the Group for the acquisition is RMB270 million.

- The Group has established a special working team to carry out relevant work relating to

3. Capital operations were sucessfully accomplished and shareholders' approvals obtained:

- In May 2006, the Company successfully completed the placement of 600,000,000 new H shares for net proceeds of approximately HK$4,390 million.

- In May 2006, the Company successfully issued short-term bonds with a total principal amount of RMB3 billion with a par value of RMB100 each, bearing an effective rate of 3.53% and a maturity period of 1 year, for net proceeds of approximately RMB2,988 million.

- At the annual general meeting of the Company held on May 10, 2006, the Company obtained approval for a one year extension of the submission of the applications to the China Securities Regulatory Commission for the issuance of a maximum of 1,500,000,000 A shares to the public in China, and to the Shanghai Stock Exchange for listing of its A shares thereon. Preparations for the said application are currently in progress.

4. The Group focused on the development of measures for reuse and recycling of materials, energy and other resources and managing a resource-efficient enterprise to promote the evolution of the growth of the industry and our Group. In addition to commencing a number of energy-saving, water-saving and comprehensive resource utilization projects, it took advantage of opportunities to reduce consumption in existing production lines. As a result, the Company saved energy equivalent to 560,000 tonnes of standard coal.

5. Addressing the changing market demands, the Group proactively and effectively carried out various work relating to product positioning, technological research, market guidance and industrialization implementation, with a view to medium or long term development. Technology planning projects focused on exploitation, development and utilization of bauxite resources, energy saving and consumption reduction, product mix adjustment and enhancement of core competitiveness. The Group also proactively carried out basic applied research of new techniques, new technologies, new products and new facilities. The industrial application of technological and scientific achievements were carried out smoothly, with results already achieved in certain projects.

6. The Group continued to promote and accelerate its overseas development projects, which have been proceeding smoothly. Currently, projects in Brazil, Vietnam, Australia and Guinea are continually progressing and being actively carried out.

7. The Group strengthened and enhanced management fundamentals. Systems of quality, safety and environmental protection were effectively implemented. Progressive achievements were seen in standardized quantitative management and the new model for facilities management focusing on sampling inspection. A production and management model focusing on planned management secured efficient production. Production and investment procedures were under effective control through comprehensive budget management. With a focus on capital management, the Group achieved operational risk management objectives. During the period, the Group successfully integrated the operations of the newly-acquired enterprises.

8. The Group is focused to expedite the completion of the Section 404 internal control compliance project. In accordance with the requirements under Section 404 of the Sarbanes — Oxley Act, the Company has set up a project management office and task force team, which is responsible for the design, implementation testing and evaluation of the Company's internal controls over financial reporting, including, among others, the establishment and implementation of anti-fraud and risk management programs. The Company is currently implementing and improving the newly established internal control system, and evaluating its operation effectiveness as well as remediating identified deficiencies. At the same time, it is also in the process of finalizing its evaluating documentation in accordance with the requirements under Section 404.

9. ERP information system aims to facilitate the integrated management of finance and operation, and to provide a unified platform for the centralised management of the Company. Currently, all hardware and related environment have been set up at all locations; all branches and certain subsidiaries are online.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis should be read in conjunction with the Group's financial information together with the notes thereto as contained elsewhere in the interim report. The condensed interim consolidated financial information has been prepared in accordance with HK GAAP, which may materially differ in certain respects from US GAAP. A discussion of the material differences is set out in the supplementary information of the interim report.

OVERVIEW

The Group is engaged principally in alumina refining and primary aluminum smelting. The Group organizes and manages its operations according to the following business segments:

- Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. This segment also includes the production and sales of alumina chemicals (including alumina hydrate and alumina chemical products), and gallium.

- Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, production and selling of almost all primary aluminum to external customers. In addition, this segment includes production and sales of carbon products and small amount of aluminum-fabricated products.

- Corporate and other services segment, which includes the headquarter's operations, research conducted by the Group's research institutes, provision of the Group's research and development services and product sales to third parties.

RESULTS OF OPERATION

The Group's net profit amounted to RMB6,744 million in the first half of 2006, representing an increase of RMB3,190 million from RMB3,554 million for the same period last year.

REVENUE

The Group's turnover increased from RMB17,849 million in the first half of 2005 to RMB27,401 million in the first half of 2006, representing an increase of RMB9,552 million or 53.5%. The increase was primarily due to the increase in external sales volume and the increase in selling prices of alumina and primary aluminum.

In the first half of 2006, the Group's sales volume of primary aluminum reached 683,100 tonnes, representing an increase of 257,300 tonnes or 60.4% from 425,800 tonnes of the first half of 2005. The increase was primarily attributable to the commencement of operation of primary aluminum in Shanxi-Huaze Aluminum & Power Co., Limited ("Shanxi Huaze"), the increase of output of primary aluminum due to the acquisition of Huasheng Aluminum and Fushun Company, and the increase of production efficiency through technological renovation of existing production lines. The increased sales volume of primary aluminum led to an increase of approximately RMB4,524 million in revenue.

The external sales volume of alumina increased from 2,691,800 tonnes in the first half of 2005 to 2,942,100 tonnes in the first half of 2006, representing an increase of 250,300 tonnes or 9.3%. The increase was mainly attributable to the increase of output resulting from the commencement of operation of the 800,000 tonnes-capacity alumina production line in phase III of Shanxi and the 700,000 tonnes-capacity alumina production line in Henan in 2006. The increased external sales volume of alumina led to an increase of RMB991 million in revenue.

Due to the increase in selling price of primary aluminum, the Group's average external selling price of primary aluminum increased by RMB3,354.68 per tonne or 23.6% from RMB14,227.25 per tonne (VAT excluded, similarly hereinafter) in 2005 to RMB17,581.93 per tonne in the first half of 2006. The increase in selling price led to an increase of RMB1,428 million in revenue.

In the first half of 2006, the Group's average external selling price of alumina reached RMB3,961.31 per tonne, representing an increase of RMB740.07 per tonne or 23% from RMB3,221.24 per tonne. The increase of selling price led to an increase of RMB1,992 million in revenue.

Revenue of the Group's alumina chemicals, carbon and other products increased by approximately RMB500 million in the first half of 2006 compared to the corresponding period for the prior year.

COST OF SALES

The Group's total cost of sales increased by RMB4,504 million or 38.3% from RMB11,772 million in the first half of 2005 to RMB16,276 million in the first half of 2006. The total cost of sales increased due to the growth in sales volume of alumina and primary aluminum, and the increased unit production costs.

SELLING AND DISTRIBUTION EXPENSES

The Group's selling and distribution expenses increased by RMB91 million or 28.5% from RMB319 million in the first half of 2005 to RMB410 million in the first half of 2006, which was primarily attributable to the increase in loading and packing fees due to the growth in sales volume of primary aluminum and alumina.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by RMB400 million from RMB607 million in the first half of 2005 amounting to RMB1,007 million in the first half of 2006, representing an increase of 65.9%. The increase was mainly due to an increase of expenses of RMB94 million from the commencement of the operation of Shanxi-Huaze and newly established mining branch, Huasheng Aluminum and acquisition of Fushun Aluminum Company; an increase of RMB110 million in taxes other than income tax payable as a result of the increase in operating revenue; an increase of RMB96 million in expense relating to maintenance of roadways and infrastructure in factory and residential area; and increased expenses incurred from continued efforts to strengthen the internal control system and information system of the Group.

RESEARCH AND DEVELOPMENT EXPENSE

Research and development expenses decreased by RMB11 million or 21.2% from RMB52 million in the first half of 2005 to approximately RMB41 million in the first half of 2006.

OTHER REVENUES AND GAINS, NET

The Group's other net revenue in the first half of 2006 was RMB186 million, an increase of RMB93 million or 100% from RMB93 million in the same period of 2005. The increase of other net revenue was attributable to the fact that Chalco International Trading ("Chalco Trading"), a subsidiary of the Company, hedged some of the primary aluminum products in the futures market, resulting in an increase in other gains.

OPERATING PROFIT

As a result of the foregoing, the Group's operating profit increased by RMB4,662 million from RMB5,192 million in the first half of 2005 to RMB9,854 million in the first half of 2006, representing an increase of 89.8%. The Group's operating profit as a percentage of sales of goods was 29.1% in the first half of 2005 and 36.0% in the first half of 2006.

FINANCE COST

The Group's finance cost increased by RMB141 million or 77.9% from RMB181 million in the first half of 2005 to RMB322 million in the first half of 2006. The increase was primarily due to the commencement of production and operation upon completion of Shanxi Huaze smelting projects at the end of 2005, so that during the first half of 2006 related interest expense in the amount of RMB94 million was recognized as finance cost, rather than being capitalized as in the first half of 2005; and RMB34 million of finance costs pertaining to entities acquired or newly-established during the first half of 2006 whose results are being consolidated with the Group.

INCOME TAXES

The Group's income tax expenses increased by RMB1,229 million or 92.1% from RMB1,334 million in the first half of 2005 to RMB2,563 million in the first half of 2006. The increase of income tax was mainly attributable to the increased profit of the Company. The Group's average effective tax rate was 26.8% in the first half of 2006, essentially unchanged from 26.6% for the first half of 2005. The Group's effective tax rate was lower than the statutory tax rate of 33.0% mainly because three branches of the Company situated in Guizhou, Guangxi and Qinghai in the western region of the PRC were entitled to a preferential income tax rate of 15.0%.

MINORITY INTERESTS

Minority interests increased from RMB129 million in the first half of 2005 to RMB258 million in the first half of 2006 primarily due to the increase of the minority interests after the establishment and the acquisition of Huasheng Aluminum and Zunyi Aluminum respectively, and increased profits recorded in the Company's existing subsidiaries.

PROFIT FOR THE PERIOD

As a result of the foregoing, profit attributable to equity holders for the period increased by RMB3,190 million from RMB3,554 million in the first half of 2005 to RMB6,744 million, representing an increase of 89.8%.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Sales of Goods

The Group's total sales of goods of the alumina segment increased by RMB6,234 million, an increase of 46.50% from RMB13,407 million in the first half of 2005 to RMB19,641 million in the first half of 2006, mainly due to the increased sales volume and selling price of the Group's alumina.

Revenue from the external sales of alumina in the first half of 2006 increased by RMB3,512 million or 31.6% to RMB14,620 million as compared with RMB11,108 million for the same period of 2005. This was mainly attributable to the increase in the Group's external sales volume of alumina and increase in the selling price of alumina.

Revenue from sales of alumina to the Group's smelters increased by RMB2,722 million from RMB2,299 million in the first half of 2005 to RMB5,021 million in the first half of 2006, primarily as a result of increased selling price and total demand of alumina for use in production due to increased output of primary aluminium.

Cost of Goods Sold

The total cost of goods sold in the alumina segment of the Group increased by RMB2,602 million or 33.87% from RMB7,683 million in the same period of 2005 to RMB10,285 million in the first half of 2006. The increase was mainly attributable to the increased sales volume of alumina products over the previous year and an increased unit production cost.

Operating Profit

As a result of the foregoing, the Group's total operating profit of alumina segment increased by RMB3,413 million from RMB5,223 million in the first half of 2005 to RMB8,636 million in the first half of 2006 representing an increase of 65.35%. The ratio of operating income of the alumina segment to the Group sales of goods increased from 39.0% in the first half of 2005 to 44.0% in the first half of 2006.

PRIMARY ALUMINUM SEGMENT

Sales of Goods

The Group's total sales of goods for the primary aluminum segment increased by RMB5,869 million or 87.8% from RMB6,682 million in the first half of 2005 to RMB12,551 million in the first half of 2006, mainly due to the increases of the Group's primary aluminum sales volume and selling price.

Cost of Goods Sold

The total cost of goods sold in respect of the Group's primary aluminum segment increased by RMB4,444 million or 70.6% from RMB6,290 million in the first half of 2005 to RMB10,734 million in the first half of 2006, mainly due to the increases resulting from sales volume of primary aluminum and the unit production cost of primary aluminum.

Operating Profit

The primary aluminum segment recorded an operating profit of RMB1,566 million in the first half of 2006, increased by RMB1,396 million as compared with RMB170 million in the first half of 2005. The primary aluminum segment represented 2.54% and 12.48% of the first half year turnover of 2005 and 2006, respectively.

HEADQUARTER AND OTHER SERVICES SEGMENT

The Group's headquarter and other services segment reflected the expenses of the Group's headquarters, research and development services and product sales of the Group's research institute to external customers. This segment recorded a decrease in operating loss from RMB41.87 million in the first half of 2005 to a loss of RMB34.46 million in the first half of 2006.

WORKING CAPITAL, LIABILITIES AND CAPITAL COMMITMENTS

As of June 30, 2006, the Group's current assets amounted to RMB24,062 million, representing an increase of RMB7,099 million over RMB16,963 million at the end of 2005.

— Cash and cash equivalents of the Group as of June 30, 2006 was RMB12,132 million, representing an increase of RMB4,534 million over the end of 2005.

— The Group's inventories as of June 30, 2006 amounted to RMB8,103 million, representing an increase of RMB868 million over RMB7,235 million at the end of 2005. The Group's turnover days of inventory as of June 30, 2006 were 86 days, essentially unchanged from the corresponding period of last year.

— The Group's net accounts receivables as of June 30, 2006 amounted to RMB1,542 million, representing an increase of RMB581 million as compared with RMB961 million at the end of 2005. Of the account receivables, bills receivable and trade receivables increased by RMB437 million and RMB143 million respectively over the end of 2005. Turnover days of trade receivables were 5 days, representing a decrease of 4 days when compared to 9 days of the same period of 2005.

As of June 30, 2006, the Group's current liabilities amounted to RMB16,344 million, representing an increase of RMB1,406 million from RMB14,938 million at the end of 2005.

— In May 2005, the Group issued short-term bonds in the principal amount of RMB2,000 million at a discount and further issued short-term bonds in the principal amount of RMB3,000 million at par in May 2006 for the Company's short-term financing and working capital purposes. The entire principal amount of RMB2,000 million of short-term bond issued in 2005 were redeemed upon maturity date in June 2006.

— The other current liabilities of enterprises acquired and jointly established the first half of 2006 was approximately RMB307 million, which was consolidated in the account of the Group.

As a result of the foregoing, the Group's net current assets amounted to RMB7,718 million as of June 30, 2006, representing an increase of RMB5,693 million over the net current asset as of the end of 2005 which amounted to RMB2,025 million.

The Group's liquidity ratio as of June 30, 2006 was 1.47, representing an increase of 0.33 over the 1.14 of December 31, 2005; quick ratio was 0.98, representing an increase of 0.33 over the 0.65 as of December 31, 2005.

The Group's non-current liabilities as of June 30, 2006 amounted to RMB9,906 million, essentially unchanged from the prior year corresponding period. Of the non-current liabilities, the Group's long-term loans amounted to RMB9,729 million, similar to RMB9,690 million as of the end of 2005.

The Group's gearing ratio (total borrowing over total borrowing plus total equity) as stated in the financial report decreased to 26.18% as of June 30, 2006 from 32.05% as of December 31, 2005, a decrease of 5.87%, which was mainly because of the H shares issuance of the Company and increased profit.

CAPITAL EXPENDITURE AND CAPITAL COMMITMENTS

In the first half of 2006, the Group completed investment in fixed assets amounting to RMB4,247 million, which mainly consisted of the investment in Phase III of Guangxi alumina project, Guizhou alumina project for energy saving and consumption reduction, the self-contained power plant in Henan. As of June 30, 2006, the Group's capital commitment of fixed assets amounted to RMB9,271 million, of which those contracted but not provided for amounted to RMB1,350 million and those authorized and not contracted amounted to RMB7,921 million. The Group's external investment amounted to RMB1,541 million, mainly attributable to the joint ventures of Zunyi and Guangxi Huayin alumina projects, and the acquisition of a portion of equity in Jiaozuo Wanfang and Zunyi Aluminum. The Group's investment in and upgrade of technology as well as external investment and acquisition improved the Group's capacity and output of alumina and primary aluminum.

The Group's capital expenses and external investment is mainly financed by operating activities, long-term and short-term loans and additional shares issued. In light of the Group's creditability and various domestic and overseas financing methods, the Group believes that there will be no difficulty in financing capital investments and external acquisitions.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Group as of June 30, 2006 totaled RMB12,132 million, including foreign currency deposits of HK$2,894.44 million, US$5.26 million and Euro0.58 million.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash generated from operating activities increased by RMB3,381 million or 110.5% from RMB3,061 million for the first half of 2005 to RMB6,442 million for the first half of 2006. The increase was primarily due to the increase in the Group's profit.

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash used in investing activities in the first half of 2006 was RMB2,223 million, which was a decrease of RMB2,642 million from the RMB4,865 million of 2005. This was mainly due to the decrease in the cash purchase of property, plant and equipment of the Group.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash provided from financing activities amounted to RMB315 million in the first half of 2006, which was a decrease of RMB614 million compared to RMB929 million for the corresponding period of 2005. This was mainly due to the Group's placement of H shares for cash proceeds of approximately RMB4,390 million, the issuance of short-term bonds for net cash proceeds of RMB2,988 million, dividend payments of RMB2,365 million, redemption of short-term bonds in the principal amount of RMB2,000 million and repayment of loans in the amount of RMB2,694 million.

RISK OF FOREIGN EXCHANGE

The Group's revenues are primarily denominated in Renminbi ("RMB"). We use foreign currencies principally to purchase raw materials and equipment and to pay dividends on our H Shares. Because applicable foreign exchange regulations have already significantly reduced the Government's foreign exchange controls, we are able to make payments for current account transactions without prior approval from exchange control authorities. There is no assurance that such policies will continue.

However, our operations may be exposed to the effect of fluctuations in the exchange rates of RMB against other currencies. We believe that, since the price of domestic alumina is determined with reference to the price of imported alumina, the appreciation of the RMB will influence on the price fluctuation of the domestic aluminum market as well as affect prices in the domestic spot market of alumina and increase the Company's competition pressure in the international market. In respect of product cost, the appreciation of the RMB brings benefits to the import of raw materials, equipments and overseas investments.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 95 and 117 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term. At the expiry of the term of office, the term is renewable upon re-election. Members of the second Board of Directors and Supervisory Committee are:

Executive Directors:	Xiao Yaqing, Xiong Weiping, Luo Jianchuan, Chen Jihua
Non-executive Directors:	Shi Chungui, Joseph C. Muscari
Independent Non-executive Directors:	Poon Yiu Kin, Samuel, Wang Dianzuo, Kang Yi
Supervisors:	Luo Tao, Yuan Li, Ou Xiaowu

Due to changes in work allocations, Mr. Xiong Weiping, an Executive Director, resigned from his office as a director of the Company on August 23, 2006. Mr. Zhang Chengzhong has been recommended as a candidate for the position of Executive Director of the Company previously assumed by Mr. Xiong, Mr. Zhang's appointment is subject to approval by the Special General Meeting to be held on October 13, 2006. Biographical details of Mr. Zhang are as follows:

Mr. Zhang Chengzhong, 46, is a Vice President of the Company and has been employed by the Company since 2001. Mr. Zhang obtained a Master's degree in Metallurgy Engineering. He is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang previously served as the Deputy Director and then the Director of the alumina production facility in Shanxi Aluminum Plant of the Company, the Deputy Director and then the Director of the research institute affiliated with the Shanxi Aluminum Plant as well as the Deputy Director and then the Director of the Shanxi Aluminum Plant.

Due to changes in work allocations, Mr. Luo Tao, resigned from the position of Supervisor and the Chairman of the Supervisory Committee of the Company on August 23, 2006. Mr. Ao Hong has been recommended as a candidate for the position of a Supervisor and the Chairman of the Supervisory Committee of the Company previously assumed by Mr. Luo Tao. Mr. Ao's appointment is subject to approval by the Special General Meeting to be held on October 13, 2006. Biographical details of Mr. Ao are as follows:

Mr. Ao Hong, 45, is a Deputy General Manager of the Company. Mr. Ao graduated from Kunming University of Science and Technology and majored in Metallurgy. He is the holder of a Master's degree and is a professor-grade senior engineer with extensive experience in non-ferrous metals, corporate management, corporate governance and internal control. Mr. Ao previously served as the engineer, senior engineer, Head of General Office and Vice Chairman of Beijing General Research Institute for Non-ferrous Metals, the Chairman of GRINM Semiconductor Materials Co., Ltd., Guorui Electronic Materials Co., Ltd., Beijing Guojing Infrared Optical Technology Co., Ltd., Guowei Silver Anticorrosive Materials Company and Guo Jing Micro-electronic Holdings Ltd. in Hong Kong.

Due to changes in work allocations, Mr. Ou Xiaowu resigned from the position of Supervisor of the Supervisory Committee of the Company on August 23, 2006. Mr. Zhang Zhankui has been recommended as a candidate for the position of a Supervisor of the Supervisory Committee of the Company previously assumed by Ou Xiaowu, Mr. Zhang's appointment is subject to approval by the Special General Meeting to be held on October 13, 2006. Biographical details of Mr. Zhang are as follows:

Mr. Zhang Zhankui, 47, is the deputy head of the finance department of the Company. Mr. Zhang is a postguaduate of economic management and a senior accountant. He has extensive experience in corporate finance accounting, fund management, auditing and business management. Mr. Zhang previously served as the head of finance department and then the head of audit department of China General Design Institute for Non-ferrous Metals, Deputy General Manager of Beijing Enfei Techindustry Group, head of accounting division of finance department and deputy head of finance department of China Copper and Zinc Holdings Company, manager of listing fund and finance department and head of fund division of finance department of Chalco and manager of comprehensive division of finance department of the Company.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

The Group had approximately 86,200 employees (including those of controlling subsidiaries) as of June 30, 2006. The remuneration package of the employees includes wages, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items. In accordance with the applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group's plants is required to contribute to the pension fund an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies around 20% from plant to plant, depending in part on the location of the plant and the average age of the employees. The Company had not paid retirement benefits to its employees by the end of June 30, 2006.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as of June 30, 2006 was as follows:

	As of June 30, 2006	
	No. of shares issued (in million)	Percentage of share capital (%)
Holders of Domestic Shares		
Aluminum Corporation of China	4,612.16	39.59
China Cinda Asset Management Corporation	900.56	7.73
China Construction Bank Corporation	709.77	6.09
China Orient Asset Management Corporation	602.25	5.17
China Development Bank	554.94	4.76
Guangxi Investment (Group) Co., Ltd.	196.80	1.69
Guizhou Provincial Materials Development and Investment Corporation	129.43	1.11
Holders of H Shares		
Alcoa International (Asia) Limited	884.21	7.59
Other Public Shareholders	3,059.76	26.27

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, as of June 30, 2006, the persons other than a Director, Chief Executive or Supervisor of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, the Chief Executive and the Supervisors):

Name of substantial shareholders	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
Aluminum Corporation of China	Domestic shares	4,612,161,060	Beneficial owner	Corporate	59.85%	39.59%
China Cinda Asset Management Corporation	Domestic shares	900,559,074	Beneficial owner	Corporate	11.69%	7.73%
China Construction Bank Corporation	Domestic shares	709,773,136	Beneficial owner	Corporate	9.21%	6.09%
China Orient Asset Management Corporation	Domestic shares	602,246,135	Beneficial owner	Corporate	7.82%	5.17%
Alcoa Inc [1]	H Shares	884,207,808	Beneficial owner	Corporate	22.4%	7.59%
Templeton Asset Management Limited	H Shares	475,658,000	Investment Manager	Corporate	12.06%	4.08%
Credit Suisse Group [2]	H Shares	253,255,283	Interest of corporation controlled by you	Corporate	6.42%	2.17%
Government of Singapore Investment Corporation Pte Ltd.	H Shares	198,064,067	Investment manager	Corporate	5.02%	1.70%
JP Morgan Chase & Co. [3]	H Shares	300,770,000	Interest of corporation controlled by you	Corporate	7.63%	2.58%

Notes:

(1) The interest in shares of Alcoa Inc is held through Alcoa International (Asia) Limited.

(2) The interest in shares of Credit Suisse Group is held through a number of controlled corporations including Credit Suisse Securities (USA) LLC, Credit Suisse International, Credit Suisse (Hong Kong) Limited, Credit Suisse Securities (Europe) Limited and Credit Suisse, among which 169,968,083 shares are long position and 83,287,000 shares are short position.

(3) The interest in shares of JP Morgan Chase & Co. includes 194,301,810 shares as long position, and 106,468,200 shares as lending pool.

DIRECTORS', CHIEF EXECUTIVE'S, AND SUPERVISORS' INTERESTS IN SHARES OF THE COMPANY

During the six months ended June 30, 2006, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers. During the six months ended June 30, 2006, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

The Company did not redeem any of its shares during the six months ended June 30, 2006. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during the first half of 2006.

CHARGE ON GROUP ASSETS

As of June 30, 2006, a long-term bank loan of RMB920,000,000 and a short-term bank loan of RMB10,500,000 was secured by a 220,000 tonnes aluminum production line of Shanxi Huasheng Aluminium Company Ltd ("Shanxi Huasheng"), a subsidiary of the Company. In addition, a short-term bank loan of RMB237,700,000 was secured by land use rights (Cost: RMB201,942,000; Net value RMB199,922,000) owned by Fushun Aluminum.

OUTLOOK AND PROSPECTS

In the second half of 2006, the Group continues to face challenges both in production and operation including new changes in product markets, increased difficulties in market estimation due to increased uncertainties causing fluctuations in the international non-ferrous metal market prices, and increasing pressure on the Company's cost control due to rising prices of energy sources (coal, electricity and oil). The Company will pay particular attention to the macro economy and market trends, capitalize on and analyze all of its internal and external conditions, and take advantages of the Group's comprehensive resource platform for its objectives of 2006. In the second half of 2006, the Group will focus on the following aspects:

- The Group will fully implement and improve the mechanism linking production, supply and sales with personnel, properties and materials, carry out production plans in a serious manner and further strengthen the management on production and operation plans.

- We will closely monitor and study market dynamics to increase estimation accuracy, making decisions based on scientific methods and ensuring prompt responses. By application of market rules, we will further optimize the management model for centralized marketing, at the same time, the capital budget to avoid market risks.

- We will reasonably adjust and improve the Group's production structure and continue to rationalize and optimize product mix and operation in the aluminum industry chain in order to raise industry and technology standards. Taking advantage of the favorable opportunities arising from the integration of the aluminum market, the Group will expedite the mergers and acquisitions of aluminum enterprises, aiming at a total smelting capacity of approximately 9,050,000 tonnes of alumina and 3,000,000 tonnes of primary aluminum by the end of 2006. We will also take initiatives in improvement of the industry chain from smelting to fabrication of aluminum to strengthen our ability to hedge market risks.

- We will address to improvement of technology to enhance the Company's core competitiveness and increase efforts in technology innovation to foster our proprietary technologies and core technologies. We will select technology-linked and industry-driven products or projects for a breakthrough in key fields to boost industrial development.

- Reinforce the foundation and strengthen cost management to further reduce material and energy consumption and cut expenses in order to maintain the stability of the Group's profit.

- We will continue to spare efforts in strengthening and refining our management as a basis of the Group's management. Using production lines as milestones, we aim to widely apply standardized quantitative management. We will standardize our accounting and auditing for more timely and accurate accounting information. Through comprehensive budget management, we expect to further improve the effectiveness of production and investment process. By focusing on fund management, we expect to further enhance the effectiveness of risk management during the operation. The Group will reinforce management on newly established enterprises and promote the integration of corporate culture and value recognition for further development.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the code of conduct regarding securities transactions by the Directors and specific employees form the framework for the code of corporate governance practice of the Company. The Board has reviewed its corporate governance documents and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Code A.2.1 of the CG Code requires the roles of chairman and chief executive officer to be separate and not be performed by the same individual. Currently, Mr. Xiao Yaqing serves as the Chairman and Chief Executive Officer of the Company. The Directors are of the opinion that this arrangement does not have a material adverse impact on the corporate governance of the Company.

Subject to the transitional arrangements of the CG Code and the deviation of the Company's own corporate governance practices from the code provisions in the CG Code mentioned above, the Board is of the view that the Company has complied with the code provisions of the CG Code during the period from January 1, 2006 to June 30, 2006.

CODE OF CONDUCT REGARDING SECURITIES TRANSACTIONS BY THE DIRECTORS

The Company has adopted a code of conduct regarding securities transactions by the Directors (the "Required Standard") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Issuers" in Appendix 10 of the Listing Rules. All Directors, upon specific enquiries, have confirmed that they have complied with the Required Standard during the six-month period ended June 30, 2006. Specific employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with the Required Standard. The Directors are not aware of any incident of non-compliance by such employees during the six-month period ended June 30, 2006.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review and provide supervision over the financial reporting process and internal control of the Group. The Audit Committee of the Company consists of three independent non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reports matters including the review of the unaudited condensed interim consolidated financial information for the six months ended June 30, 2006.

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that a Special General Meeting (the "**Special General Meeting**") of Aluminum Corporation of China Limited (the "**Company**") will be held at 10:00 a.m. on, October 13, 2006 at the Company's Conference Room at No. 62 North Xizhimen Street, Hai Dian District, Beijing, the People's Republic of China, for the purpose of considering and, if thought fit, passing with or without amendment, the following ordinary resolutions:

1. To consider and approve the interim dividend for the six months ended June 30, 2006.

2. THAT in view of the resignation of Mr. Xiong Weiping as an Executive Director of the Company with effect from August 23, 2006, Mr. Zhang Chengzhong be elected as an Executive Director of the Company with effect upon the conclusion of the Special General Meeting.

3. THAT in view of the resignation of Mr. Luo Tao as a Supervisor and the Chairman of the Supervisory Committee of the Company with effect from August 23, 2006, Mr. Ao Hong be elected as a Supervisor and the Chairman of the Supervisory Committee of the Company with effect upon the conclusion of the Special General Meeting.

4. THAT in view of the resignation of Mr. Ou Xiaowu as a Supervisor of the Company with effect from August 23, 2006, Mr. Zhang Zhankui be elected as a Supervisor of the Company with effect upon the conclusion of the Special General Meeting.

Notes:

(a) The register of members will be closed from September 14, 2006 (Thursday) to October 13, 2006 (Friday), both days inclusive, during which period no transfer of shares will be effected. Holders of H shares whose names appear on the register of members of the Company on September 13, 2006 (Wednesday) at 4:00 p.m. are entitled to attend this meeting. In order for holders of H shares to be qualified for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:00 p.m. on September 13, 2006 (Wednesday) for registration.

(b) Holders of Domestic Shares or H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company no later than 20 days before the date of the Special General Meeting, i.e. no later than September 23, 2006, Saturday.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:
No. 62 North Xizhimen Street,
Hai Dian District,
Beijing,
The People's Republic of China

Postal code	: 100088
Tel	: 86-10-8229 8103
Fax	: 86-10-8229 8158

(c) Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such document to be valid.

(f) Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting, Notes (c) to (d) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(g) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(h) Shareholder attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

Xiao Yaqing
Chairman and Chief Executive Officer

Beijing, the PRC
August 23, 2006

(c) 凡有權出席臨時股東大會，並有表決權的H股股東均可書面委任一位或多位人士(不論該人士是否為股東)作為其代表，出席臨時股東大會及投票，委任超過一名代表的股東，其代表只能以投票方式行使表決權。

(d) 股東須以書面形式委任代表，由委任者簽署或由其以書面形式正式授權的代理人簽署，如委任書由委任者的代理人簽署，則授權該代理人簽署的授權書或其他授權文件必須經過公證。

(e) 代理人委任表格及(倘表格由經授權書或其他授權文件授權的他人代表委託人簽署而言)經公證人證明的授權書或其他授權文件必須於臨時股東大會或其一切續會特定舉行時間前24小時送達本公司香港H股過戶登記處—香港證券登記有限公司，其地址已於以上附註(a)列明，以確保上述文件有效。

(f) 凡有權出席臨時股東大會，並有表決權的內資股股東均可以書面委任一位或多位人士(不論該人士是否為股東)作為其代表，出席臨時股東大會及投票。附註(c)及(d)亦適用於內資股股東，除了其授權表格或其他授權文件必須於舉行臨時股東大會或其一切續會舉行時間前24小時交回本公司董事會秘書室，其地址已於以上附註(b)列明，以確保上述文件有效。

(g) 如委派授權代表股東出席臨時股東大會，該授權人應出示其身份證明文件及授權人或法律代表已簽署的授權書或文件及文件簽發日期。如法人股股東委派公司代表出席臨時股東大會，該代表必須出示其身份證明文件及經公證人證明的董事會或其他權力機構通過的決議案或法人股股東發出的經公證人證明的牌照副本。

(h) 參加臨時股東大會的股東的交通及食宿費用自理。

肖亞慶
董事長、首席執行官

中國 • 北京
2006年8月23日

臨時股東大會通告

茲通告中國鋁業股份有限公司(「**本公司**」)將於2006年10月13日十時正於中華人民共和國北京海淀區西直門北大街62號本公司會議室舉行臨時股東大會(「**臨時股東大會**」),以審議及酌情通過(不論有否修訂)以下普通決議案:

1. 審議及批准截止2006年6月30日六個月中期股息。

2. 因熊維平先生由2006年8月23日起辭任本公司執行董事,動議選舉張程忠先生為本公司執行董事,於臨時股東大會結束時起生效。

3. 因羅濤先生由2006年8月23日起辭任本公司監事及監事會主席,動議選舉敖宏先生為本公司監事及監事會主席,於臨時股東大會結束時起生效。

4. 因歐小武先生由2006年8月23日起辭任本公司執行董事,動議選舉張佔魁先生為本公司監事,於臨時股東大會結束時起生效。

附註:

(a) 本公司於2006年9月14日(星期四)至2006年10月13日(星期五)(包括首尾兩天)暫停辦理股份過戶登記手續。凡持有本公司的H股,並於2006年9月13日(星期三)下午四時正前名列本公司股東名冊的H股持有人,均有權參加臨時股東大會。為合資格收取中期股息,所有過戶文件連同有關股票必須於不遲於2006年9月13日(星期三)四時正前送達本公司的股份過戶處香港證券登記有限公司,地址為香港皇后大道東183號合和中心1712-1716室登記。

(b) 擬出席臨時股東大會之內資股或H股持有人必須填妥將出席臨時股東大會之書面回覆並於臨時股東大會舉行前20天,即2006年9月23日(星期六)前交回本公司董事會秘書室。

本公司董事會秘書室詳情如下:
中國
北京市
海淀區
西直門北大街62號
郵政號碼 : 100088
電話 : 86-10-8229 8103
傳真 : 86-10-8229 8158

有關董事證券交易的行為守則

本公司已就明確性而言，按不遜於上市規則附錄10「上市發行人董事的證券交易標準守則」所載的所需買賣準則的條款，採納有關董事的證券交易行為守則(「規定的準則」)。經董事會作出查詢後，已確認彼等已於截至2006年6月30日止6個月期間遵守規定的準則。 可能擁有有關買賣本公司證券且未經刊發並足以影響本集團股價的資料的特定員工，亦須遵守規定的準則。董事並不知悉於截至2006年6月30日止6個月期間內有關該等員工未有遵守規定的準則的任何事件。

審核委員會

本公司根據香港會計師公會建議的指引成立審核委員會，並附以書面參考條款。審核委員會的基本職責為審閱並向 監事提供財務報告的進度及本集團的內部控制。 本集團審核委員會由三位獨立非執行董事，即潘耀堅先生、王瀨佐先生和康義先生組成。審核委員會與管理層一起已審閱本集團所採納的會計準則及規範並討論有關審計、內控和財務報表的相關問題，包括審議截至2006年6月30日止6個月未經審核的簡明綜合中期業績資料。

- 合理調整、優化集團的產業結構，繼續鞏固鋁產業鏈中品種與規模的配套平衡，著力提升產業層次和技術水準。抓住國內電解鋁市場進行整合的有利時機，加快電解鋁企業的購並。爭取在年底使本集團氧化鋁總產能達905萬噸，原鋁產能達到300萬噸左右。加緊研究從鋁冶煉到鋁加工產業鏈的完善，增強抗禦市場風險的能力。

- 以科技進步提升公司的核心競爭力，加大原始創新力度，形成本集團專有技術和核心技術。選擇具有高度技術關聯性和產業帶動性的產品或項目，實現關鍵領域的突破，帶動產業發展。

- 夯實基礎，繼續在成本管理上下功夫，進一步降低物耗、能耗及採購費用，控制費用支出，以穩定集團盈利。

- 強化和細化管理是本集團管理的基礎，為此我們需要繼續不斷的努力。以生產線為突破口全面推廣標準量化管理；以進一步規範會計核算為基礎，提高會計信息的及時和準確度；以全面預算管理為手段，提高生產、投資過程的有效控制性；以資金管理為核心，進一步提高運營過程風險防範的有效性。本集團強化對新進入企業的管理，加速推進同公司的文化融合與價值觀認同，促進發展。

公司管治

公司章程、審核委員會的職權範圍、監事會的職權範圍及董事和特定僱員有關證券交易的行為守則組成本公司企業 管治常規守則的參考依據。董事會已審閱其企業管治檔案，並認為該等文件已包含上市規則附錄14所載的「企業管治常規守則」(「企業管治守則」)的大部分準則及守則條文。

「企業管治守則」的守則A.2.1規定董事長與行政總裁的角色分開，並不可由一人履行。目前，肖亞慶出任本公司董事長及首席執行官。董事認為此項安排對本公司並無實質性不利影響。

除了「企業管治守則」的過渡安排與本公司本身的企業管治常規偏離上述所載的「企業管治守則」的守則條文以外，董事會認為本公司已符合「企業管治守則」的守則條文。

董事、最高行政人員及監事所擁有的股份權益

截至2006年6月30日止6個月內，本公司各董事、行政人員、總裁、監事及各自的聯繫人概無在本公司及其相聯法團（定義見《證券及期貨條例》）的股份或債券中擁有(a)根據《證券及期貨條例》第XV部第7和第8部分須知會本公司及香港聯合交易所有限公司（「香港聯交所」）；或(b)根據《證券及期貨條例》第352條規定須記錄於本公司保存的登記冊；或(c)根據《上市公司董事進行證券交易的標準守則》須作出知會本公司及香港聯交所的任何權益。截至2006年6月30日止6個月內，本公司並無授予本公司各董事、最高行政人員、監事、高級管理人員或其配偶及18歲以下子女任何認購本公司或任何相聯法團（定義見《證券及期貨條例》）之股份或債券之權利。

回購、出售和贖回本公司之股份

本公司截至2006年6月30日止6個月內止並無贖回其任何股份。本公司及其附屬公司於2006年上半年期間亦無購買或出售其任何股份。

集團資產抵押

於2006年6月30日，人民幣長期銀行借款中有人民幣920,000,000元及短期銀行貸款中有人民幣10,500,000元為抵押借款，以本公司之附屬公司，山西華聖鋁業有限公司（「華聖鋁業」）擁有的22萬噸電解鋁生產線資產作為抵押。另外，短期銀行貸款中有人民幣237,700,000元以撫順鋁業擁有的土地使用權（原值為人民幣201,942,000元，淨值為人民幣199,922,000元）作為抵押。

前景與展望

2006年下半年，本集團生產經營形勢依然面臨著許多挑戰，主要包括：產品市場呈現新的變化；影響國際有色金屬市場波動的不確定性因素增多，對市場預測的難度加大；煤電油等能源價格繼續上漲給公司成本控制的壓力增大。本公司將充分研究和跟蹤經濟運行及市場走勢，全面把握和分析內部條件和外部環境，發揮集團綜合資源平台的協調優勢，努力實現2006年度各項工作目標。下半年本集團將重點做好以下幾方面工作：

- 充分發揮及完善產供銷和人財物的聯動機制，認真落實生產預案，進一步強化生產運行方案管理。

- 密切關注和研究市場變化，提高預測的準確性和決策的科學性及敏捷的反映能力。充分運用市場規律，進一步完善營銷集中統一管理模式。完善資金預案，防範市場風險。

主要股東

據董事所知，於2006年6月30日，除本公司董事、行政總裁或監事以外，如下人士在本公司的股份或相關股份中擁 有根據《證券及期貨條例》第XV部第2及第3部分須予披露的權益或淡倉(在此項下披露的股份及淡倉中的權益是就董事、行政總裁及監事所披露權益以外的)：

主要股東名稱	股份類別	持有股份數目	身份	權益種類	佔有關股本類別之百份比	佔股本總數之百份比
中國鋁業公司	內資股	4,612,161,060	實益擁有人	公司	59.85%	39.59%
中國信達資產管理公司	內資股	900,559,074	實益擁有人	公司	11.69%	7.73%
中國建設銀行股份有限公司	內資股	709,773,136	實益擁有人	公司	9.21%	6.09%
中國東方資產管理公司	內資股	602,246,135	實益擁有人	公司	7.82%	5.17%
Alcoa Inc (1)	H股	884,207,808	實益擁有人	公司	22.4%	7.59%
Templeton Asset Management Limited	H股	475,658,000	投資經理	公司	12.06%	4.08%
Credit Suisse Group (2)	H股	253,255,283	閣下控制的公司權益	公司	6.42%	2.17%
Government of Singapore Investment Corporation Pte Ltd	H股	198,064,067	投資經理	公司	5.02%	1.70%
JP Morgan Chase & Co.(3)	H股	300,770,010	閣下控制的公司權益	公司	7.63%	2.58%

註：

(1) Aloca Inc.的股份權益透過美國鋁業國際(亞洲)有限公司持有。

(2) Credit Suisse Group的股份權益由Credit Suisse Securities (USA) LLC, Credit Suisse International, Credit Suisse (Hong Kong) Limited, Credit Suisse Securities (Europe) Limited及Credit Suisse等多間控股公司持有，其中169,968,08股為長倉，83,287,200股為淡倉。

(3) JP Morgan Chase & Co. 的股份權益中194,301,810股為長倉，106,468,200股為可供借出的股份。

股本結構

於2006年6月30日，本公司之股本結構如下：

	於2006年6月30日	
	佔已發行股份數目 *(百萬股)*	股本比例 *(%)*
內資股股東		
中國鋁業公司	4,612.16	39.59
中國信達資產管理公司	900.56	7.73
中國建設銀行股份有限公司	709.77	6.09
中國東方資產管理公司	602.25	5.17
國家開發銀行	554.94	4.76
廣西投資(集團)有限公司	196.80	1.69
貴州省物資開發投資公司	129.43	1.11
H股股東		
美國鋁業國際(亞洲)有限公司	884.21	7.59
其他公眾股東	3,059.76	26.27

因工作變動，羅濤先生於2006年8月23日辭任本公司監事及監事會主席。敖宏先生獲提名為本公司監事及監事會主席候選人，以替代羅濤先生之職。敖先生的提名需獲於2006年10月13日舉行的臨時股東大會批准。敖先生簡歷如下：

敖宏，45歲，中國鋁業公司副總經理。敖先生畢業於昆明理工大學冶金專業，碩士研究生學歷，是一位教授級高級工程師。敖先生在有色金屬研究、企業管理、公司管治及內部控制方面擁有豐富經驗。曾先後擔任北京有色金屬研究總院工程師、高級工程師、辦公室主任、副院長，有研半導體材料股份有限公司(「有研矽股」)董事長，國瑞電子材料有限責任公司董事長，北京國晶輝紅外光學科技有限公司董事長，國偉銀光防腐材料公司董事長及香港國晶微電子控股有限公司董事長。

因工作變動，歐小武先生於2006年8月23日辭任本公司監事會監事。張占魁先生獲提名為本公司監事會監事候選人，以替代歐小武先生之職。張先生的提名需獲於2006年10月13日舉行的臨時股東大會批准。張先生簡歷如下：

張占魁，47歲，中國鋁業公司財務部副主任。張先生是經濟管理研究生，高級會計師。張先生在企業財務會計、資金管理、審計工程及企業管理方面擁有豐富經驗。曾先後擔任中國有色金屬設計研究總院財務處處長、審計處處長，北京恩菲科技產業集團副總經理，中國銅鉛鋅集團公司財務部會計處處長、財務部副主任，中國鋁業公司上市辦資金財務負責人、財務部資金處處長，本公司財務部綜合處經理。

僱員、退休金計劃及公益基金

於2006年6月30日，本集團僱員人數約為86,200人(含附屬公司僱員)。僱員的薪酬包括工資、獎金和補貼。僱員還獲得醫療、住房、保育和教育、退休金等福利及其它各種福利待遇。根據適用的中國法規，本集團目前參與由各省市政府組織的一系列退休金計劃。據此，本集團各生產廠必須按其僱員的工資、獎金和各種津貼比例向該等養老基金供款。根據生產廠所在地區的不同和工廠僱員平均年齡的差異，各廠的出資佔員工薪酬的比例大約在20%左右。截至2006年6月30日止，本集團並未向其員工支付退休福利。

外匯風險

本集團主要以人民幣為單位開展業務。我們主要用外滙購買原材料、機器設備和支付H股股息。中國現行有關外滙法律法規已顯著減少了政府對外滙的管制，目前我們在外滙現金帳戶支付外滙經常性項目時不需要外滙管制部門的預先批准。然而這種政策將會隨著中國政府外匯體制改革進程而發生變化。

我們的業務可能會受到人民幣與外幣兑換滙率變化的影響。由於中國鋁市場價格與國際市場價格接軌，人民幣的升值將會對中國鋁市場的價波動格造成一定的壓力，對氧化鋁的現貨價格會帶來一定的影響；將會增加公司在國際市場上的競爭壓力。同時，人民幣升值也對公司在進口原料、設備以及對海外投資帶來一定的益處。

董事、監事及高級管理人員

根據本公司之公司章程第95及117條，所有董事及監事任期均為三年。任期屆滿後可經選舉續任。第二屆董事會和監事會之成員為：

執行董事	：	肖亞慶、熊維平、羅建川、陳基華
非執行董事	：	石春貴、Joseph C. Muscari
獨立非執行董事	：	潘耀堅、王溯佐、康義
監事	：	羅濤、袁力、歐小武

因工作變動，熊維平先生於2006年8月23日辭任本公司執行董事。張程忠先生獲提名為本公司執行董事候選人，以替代熊先生之職。張程忠先生的提名需獲於2006年10月13日舉行的臨時股東大會批准。張先生簡歷如下：

張程忠先生，46歲，任本公司副總裁。張先生自2001年起任職於本公司。張先生獲冶金工程碩士學位，是一名教授級高級工程師，在氧化鋁生產和研究方面享有廣泛經驗。張先生曾擔任本公司山西鋁廠氧化鋁生產車間副主任及主任、附屬研究院副主任及主任、山西鋁廠副廠長及廠長。

資本支出及資本承擔

2006年上半年，本集團共完成固定資產投資人民幣42.47億元，主要用於山西華聖電解鋁項目、公司廣西分公司氧化鋁三期項目、貴州分公司氧化鋁挖潛節能降耗項目、河南分公司自備電廠項目等。截至2006年6月30日止，本集團的固定資產投資資本承擔為人民幣92.71億元，其中已簽約但未撥備部分為人民幣13.50億元，已批准但未簽約部分為人民幣79.21億元。本集團對外投資承諾事項共計人民幣15.41億元，主要是合資建設遵義和廣西華銀氧化鋁項目，收購焦作萬方和遵義鋁業的部分股權。由於本集團新建及技改項目的投入和對外投資購並，使得本集團氧化鋁和原鋁的產能與產量不斷提高。

本集團主要通過營運活動、長短期借款和增發股票為資本支出和對外投資提供資金。鑒於本集團的信用狀況以及在國內外多種的融資渠道，本集團認為，在未來的資本投資和對外購併不會存在較大的資金困難。

現金及現金等價物

於2006年6月30日本集團的現金及現金等價物為人民幣121.32億元，其中包括外幣存款：港幣289,444萬元，美元526萬元，歐元58萬元。

營運活動產生的現金流

由營運活動產生的現金2006年上半年為人民幣64.42億元，比2005年上半年的人民幣30.61億元增加了人民幣33.81億元，增長幅度為110.5%。該等增加的主要原因是由於本集團盈利增加所致。

投資活動產生的現金流

在投資活動上使用的現金流2006年上半年為人民幣22.23億元，比2005年上半年的人民幣 48.65億元減少人民幣26.42億元，其主要原因是本集團以現金方式購買物業，廠房及設備比上年同期減少所致。

融資活動產生的現金流

2006年上半年來自融資活動的淨現金為人民幣3.15億元，比2005年上半年的人民幣 9.29億元，減少人民幣6.14億元。2006年上半年的融資業務主要是集團今年進行H股配售，籌集資金淨額約人民幣43.9億元、發行短期融資券淨額人民幣29.88億元、支付股息人民幣23.65億元、贖回短期融資券人民幣20億元及償還貸款人民幣26.94億元所致。

流動資金及負債

於2006年6月30日，本集團的流動資產為人民幣240.62億元，與2005年年末的人民幣169.63億元相比增加人民幣70.99億元。

— 本集團2006年6月30日現金及現金等價物為人民幣121.32億元，比2005年12月31日增加人民幣45.34億元。

— 本集團2006年6月30日存貨為人民幣81.03億元，比2005年12月31日的人民幣72.35億元增加人民幣8.68億元；本集團上半年存貨周轉天數為86天，與上年同期的86天持平。

— 本集團2006年6月30日應收賬款淨額為人民幣15.42億元，比2005年12月31日的人民幣9.61億元增加人民幣5.81億元。其中，應收票據為人民幣11.49億元，比2005年12月31日的人民幣7.12億元增加了人民幣4.37億元；貿易應收款淨額為人民幣3.93億元，比2005年12月31日的人民幣2.50億元增加了人民幣1.43億元。本集團上半年應收帳款周轉天數為5天，比上年同期的9天，減少了4天。

於2006年6月30日，本集團流動負債為人民幣163.44億元，比2005年末的人民幣149.38億元，增加人民幣14.06億元。

— 本集團於2005年6月折價發行人民幣20億元的短期融資券，已經於2006年6月到期日全部購回。本集團於2006年5月以平價發行短期融資券人民幣30億元，用於償還部分短期債務和補充公司營運資金。

— 於2006年6月30日本集團購併和合資企業的其他流動負債為人民幣3.07億元合併計入本集團。

由於以上因素，本集團於2006年6月30日的流動資產淨值為人民幣77.18億元，比2005年12月31日的人民幣20.25億元增加人民幣56.93億元。

本集團2006年6月30日，流動比率為1.47，比2005年12月31日的流動比率1.14提高了0.33；速動比率為0.98，比2005年12月31日的速動比率0.65提高了0.33。

本集團於2006年6月30日，非流動負債人民幣99.06億元，與於2005年12月31日的人民幣98.67億元基本持平。其中：長期貸款為人民幣97.29億元，與2005年12月31日的人民幣96.9億元基本持平。

截至2006年6月30日止，本集團會計報表中的杠杆比率(總貸款除以總貸款與總權益之和)為26.18%，比2005年12月31日的32.05%減少5.87%，主要是公司進行H股配售及盈利增長所致。

出售產品的成本

本集團2006年上半年氧化鋁出售產品的總成本為人民幣102.85億元，比2005年同期人民幣76.83億元增加人民幣26.02億元，增長幅度為33.87%。其主要原因是由於氧化鋁產品銷售量比上年同期增加及單位銷售成本增加所致。

營運收益

由於上述因素，本集團氧化鋁板塊的營運收益總額2006年上半年為人民幣86.36億元，比2005年上半年的人民幣52.23億元增加了人民幣34.13億元，增長幅度為65.35%。本集團氧化鋁板塊的營運收益佔產品銷售額的比例2006年上半年為44.0%，2005年上半年為39.0%。

原鋁板塊

產品銷售額

2006年上半年，本集團原鋁板塊的產品銷售額為人民幣125.51億元，比2005年上半年的人民幣66.82億元，增加人民幣58.69億元，增長幅度為87.8%。其主要原因是本集團的原鋁銷售量增加和銷售價格上漲所致。

出售產品的成本

本集團原鋁板塊出售的產品總成本2006年上半年為人民幣107.34億元，比2005年上半年的人民幣62.90億元增加了人民幣44.44億元，增長幅度為70.6%。其主要原因是由於原鋁產品銷售量增加和單位銷售成本上升所致。

營運收益

原鋁板塊的營運收益2006年上半年為人民幣15.66億元，比2005年上半年的人民幣1.70億元增加了人民幣13.96億元。本集團原鋁板塊的營運收益佔產品銷售額的比例2006年上半年為12.48%，2005年上半年為2.54%。

總部和其他服務板塊

本集團總部和其他服務板塊反映了本公司的總部支出以及由本集團研究院向外部客戶提供的研發服務和產品銷售。該板塊的運營在2006年上半年虧損為人民幣3,446萬元，2005年上半年虧損為人民幣4,187萬元。

所得稅

本集團所得稅費用2006年上半年為人民幣25.63億元，比2005年上半年的人民幣13.34億元增加了人民幣12.29 億元，增長幅度為92.1%。主要原因是本集團利潤增長所致。2006年上半年，本集團的平均稅率為26.8%，與上年同期稅率26.6%基本持平。公司所得稅率低於33.0%的法定稅率，主要原因是本公司的貴州、廣西、青海三家分公司的所在地屬於國家西部地區，享受國家西部大開發15.0%所得稅率的優惠政策所致。

少數股東權益

少數股東權益2006年上半年為人民幣2.58億元，比2005年上半年的人民幣1.29億元增加了人民幣1.29億元。出現該等增加的主要原因是購併遵義鋁業及成立合資公司華聖鋁業增加少數股東權益以及本公司之附屬子公司盈利增加所致。

本期盈利

由於上述因素，2006年上半年本公司權益持有人應佔盈利人民幣67.44億元，比2005年上半年的人民幣35.54億元增加人民幣31.9億元，增長幅度為89.8%。

板塊經營業績討論

氧化鋁板塊

產品銷售額

本集團氧化鋁板塊產品銷售總額2006年上半年為人民幣196.41億元，比2005年上半年的人民幣134.07億元增加了人民幣62.34億元，增長幅度為46.50%。增長的主要原因是本集團氧化鋁銷售量增加及銷售價格上漲所致。

氧化鋁2006年上半年的外部銷售收入為人民幣146.20億元，比2005年同期人民幣111.08億元增加人民幣35.12億元，增長幅度為31.6%。其主要原因是本集團氧化鋁的外部銷售量和銷售價格均增加所致 。

向本集團電解鋁廠銷售氧化鋁的收入，2006年上半年為人民幣50.21億元，比2005年上半年人民幣22.99億元增加了人民幣27.22億元，其主要原因是由於上半年原鋁產量的增加，致使生產用氧化鋁的總需求量增加及氧化鋁銷售價格上漲所致。

銷售及分銷支出

本集團的銷售及分銷支出2006年上半年為人民幣4.10億元，比2005年上半年的人民幣3.19億元增加了人民幣0.91億元，增幅為28.5%，主要是原鋁及氧化鋁銷售量的增長使裝卸費及包裝費用增加。

一般性及管理支出

一般性及管理支出2006年上半年為人民幣10.07億元，比2005年上半年的人民幣6.07億元增加了4.0億元，增幅為65.9%，主要原因是本公司新投產了山西華澤、新增加了礦業分公司，華聖鋁業、撫鋁公司等，增加費用人民幣0.94億元；由於本集團本年業務量的增大，向國家支付除所得稅以外其他稅項增加人民幣1.10億元；本集團增加了對廠區、生活區道路和公用設施維修增加費用人民幣0.96億元，及本集團為繼續加強內部控制系統和信息系統建設增加費用所致。

研究及開發成本

研究及開發成本2006年上半年為人民幣0.41億元，比2005年的人民幣0.52億元減少了約人民幣0.11億元，減少幅度為21.2%。

其他收入及收益淨額

本集團其他收入及收益淨額2006年上半年為人民幣1.86億元，比上年同期的人民幣0.93億元增加人民幣0.93億元，增幅為100%。主要原因是本集團之附屬公司中鋁國際貿易有限公司(「中鋁國貿」)將部分電解鋁產品在期貨交易市場進行套期保值業務，使其他收益增加 。

經營盈利

由於上述因素的影響，本集團的經營盈利2006年上半年為人民幣98.54億元，比2005年上半年的人民幣51.92億元增加了人民幣46.62億元，增長幅度為89.8%。2006年上半年及2005年上半年，本集團經營盈利佔產品銷售收入的比例分別為36.0%及29.1%。

融資成本

本集團的融資成本2006年上半年為人民幣3.22 億元，比2005年上半年的人民幣1.81 億元，增加了人民幣1.41億元，增長幅度為77.9%；其主要原因是本公司之附屬子公司山西華澤電解鋁項目於2005年底投產而停止了利息資本化，費用性的利息支出增加人民幣0.94億元，以及上半年購併及成立合資企業的融資成本人民幣0.34億元合併計入本集團。

營運業績

本公司權益持有人應佔2006年上半年淨利潤為人民幣67.44億元，比上年同期淨利潤人民幣35.54億元，增加了人民幣31.90億元。

收入

本集團的營業額2006年上半年為人民幣274.01億元，比2005年上半年的人民幣178.49億元增加了人民幣95.52億元，上升幅度為53.5%。產生這一上升的主要原因是由於本集團氧化鋁、原鋁外部銷售量增長和銷售價格上漲所致。

本集團的原鋁銷售量2006年上半年為68.31萬噸，比2005年上半年的42.58萬噸增加了25.73萬噸，增幅為60.4%。其主要原因是山西華澤鋁電有限公司(「山西華澤」)電解鋁生產線投產，合資成立華聖鋁業和購併撫鋁公司增加原鋁產量，及其它老生產線通過技術改造提高生產效率增產所致。原鋁銷售量增加使收入增加約人民幣45.24億元。

氧化鋁外部銷售量2006年上半年為294.21萬噸，比2005年上半年的269.18萬噸增加了25.03萬噸，增幅為9.3%。主要是由於山西分公司三期80萬噸氧化鋁、河南分公司70萬噸氧化鋁生產線於2006年全面投入運行增加產量所致。氧化鋁外部銷售量的增加使收入增加約人民幣9.91億元。

2006年上半年受原鋁市場價格上漲的影響，本集團原鋁產品的外部銷售價格為人民幣17,581.93元／噸(不含增值稅，下同)，比上年同期人民幣14,227.25元／噸，增加了人民幣3,354.68元／噸，增長幅度為23.6%。價格增長使收入增加人民幣約14.28億元。

2006年上半年本集團氧化鋁的外部銷售價格為人民幣3,961.31元／噸，比上年同期人民幣3,221.24元／噸，增加人民幣740.07元／噸，增長幅度為23.0%。價格增長使收入增加人民幣約19.92億元。

2006年上半年化學品氧化鋁碳素及其他銷售收入比上年同期增加約人民幣5億元。

銷售成本

本集團銷售總成本2006年上半年為人民幣162.76億元，比2005年上半年的人民幣117.72億元增加了人民幣45.04億元，增幅為38.3%。增加的主要原因是由於氧化鋁、原鋁外部銷售量的增長及單位銷售成本增加所致。

8. 本集團正全力加快404項目建設，按照美國薩 — 奧法案要求，公司已成立了404項目管理委員會及工作小組，負責公司的有關財務報告的內控體系設計、實施、測試、評估工作，其中包括了建立和實施反舞弊、風險管理等內部控制體系要素的工作。公司現時正在按照404法案的要求，完善和新建內控體系，評估內控體系內容的有效性，並對已發現的缺陷實施整改；同時，完善404要求的控制評估文檔的建設。

9. ERP項目以實現財務、業務集成化管理、為公司集中管理提供統 一 平台的思路展開，目前所需硬件環境搭建在全部分公司已經完成，全部分公司和部分子公司已經上線。

管理層對財務狀況和經營業績的討論及分析

閣下在閱讀下述討論時，請一併參閱包含在簡明中期綜合財務資料及其附註及其它章節中本集團的財務資料。本集團財務資料是按香港普遍採納會計原則編製，香港普遍採納會計原則可能在不同方面與美國公認會計原則有重大差異，有關重大差異的討論在中期報告中其他財務資料有所記載。

概要

本集團主要從事於氧化鋁提煉和原鋁電解。我們的經營業務由下列業務板塊組成：

- 氧化鋁板塊：包括開採並購買鋁土礦和其他原材料，將鋁土礦生產為氧化鋁，並將氧化鋁銷售給本集團內部的電解鋁廠和集團外部的客戶。該板塊還包括生產和銷售化學品氧化鋁(包括：氫氧化鋁和氧化鋁化工產品)和鎵。

- 原鋁板塊：包括採購氧化鋁和其他原材料、輔助材料和電力，將氧化鋁電解以生產原鋁，及將幾乎全部原鋁產品銷售給外部客戶。此外，該板塊還包括生產、銷售碳素產品及少量鋁加工產品。

- 總部和其他服務板塊：包括本公司的總部運營、本集團研究院的研究，以及本集團向第三方提供研發業務和產品銷售。

3. 本集團成功開展了資本運作：

- 2006年5月，本公司成功完成了6.0億股中國鋁業H股新股票的配售，淨融資約43.9億港元。

- 2006年5月，本公司在國內成功發行了面值總額為人民幣30億元的短期融資券。該短期融資券每單位面值為人民幣100元，實際利率為3.53%，期限為一年，淨融資額為人民幣29.88億元。

- 於2006年5月10日召開的公司周年股東大會，批准本公司延期一年向中國證監會提交申請，向中國公眾發行最多不超過15億股的A股，及向上海證券交易所申請A股於上海證券交易所上市；目前A股上市申報工作正在準備中。

4. 本集團緊緊圍繞發展循環經濟、建立資源節約型企業，推進增長方式的轉變。本集團不僅啟動了一批節能、節水和資源綜合利用項目，而且在現有生產線的挖潛降耗上下功夫；使公司累計節能達56萬噸標煤。

5. 本集團針對市場需求的變化，立足於中長期發展，從產品定位、技術研發、市場引導、產業化實施等方面開展了積極有效的工作。科技計劃項目繼續圍繞著鋁土礦資源的勘探與開發利用、節能降耗、產品結構調整和提高核心競爭力等方面，積極開展新工藝、新技術、新產品和新裝備研發、科技攻關、技術及科技成果產業化工作總體進展順利，部分項目已經取得了成效。

6. 本集團繼續推進海外開發項目的進行，加快海外項目的開發。巴西、越南、澳大利亞及幾內亞項目正在積極推進並展開。

7. 本集團基礎管理不斷深化和加強。質量、安全和環保三大體系有效運行；標準量化管理、以點檢為核心的設備新模式管理均已取得階段性效果；以預案管理為中心的生產管理模式保證了生產的有效進行；以全面預算管理為手段，實現了生產、投資過程的有效控制；以資金管理為核心，實現了公司運營過程的風險防範；並順利實現了與新進入企業的對接。

— 2006年6月，本集團與貴州烏江水電開發有限責任公司(「烏江水電」)、遵義市國有資產投資經營有限公司、遵義縣國有資產投資經營有限公司、貴州省資源開發總公司、中國有色金屬工業貴陽公司、貴州黔能企業(集團)公司、貴州鋁廠、中國東方資產管理公司、遵義市資源開發公司等九家公司共同簽定合作協議，本集團將收購烏江水電持有的遵義鋁業股份有限公司(「遵義鋁業」)的部分股權及另外八家公司持有的遵義鋁業的全部股權。收購完成後，本集團持有遵義鋁業股權的比例將達到66.4%。遵義鋁業包括年產能為11.3萬噸電解鋁生產線及其配套設施。截止2005年12月31日止，經評估的總資產約為人民幣10.23億元，淨資產約為人民幣3.07億元。本次收購本集團支付的全部價格約為人民幣2.19億元。項目收購已於2006年8月完成。

— 2006年7月，本集團與山東臨沂江泰鋁業有限公司(「臨沂江泰」)和山東華盛江泉熱電有限公司(「華盛江泉」)就山東華宇鋁電有限公司(「華宇鋁電」)股權轉讓簽訂協議。本集團收購臨沂江泰和華盛江泉分別持有的華宇鋁電的40.69%和14.31%的股權。收購完成，本集團將持有華宇鋁電55%的股權；臨沂江泰和華盛江泉繼續分別持有華宇鋁電25%和20%的股權。華宇鋁電包括年產能為10萬噸電解鋁生產線及其配套設施及二組13.5MW發電機組。截止2005年12月31日止，經評估的淨資產約為人民幣8.99億元。本次收購本集團支付的全部價格約為人民幣4.12億元。

— 2006年8月，本集團與白銀有色金屬(集團)有限責任公司(「白銀有色」)和白銀紅鷺鋁業有限責任公司(「白銀紅鷺」)就甘肅華鷺鋁業有限公司(「華鷺鋁業」)股權轉讓簽訂協議。本集團將收購白銀紅鷺持有的華鷺鋁業51%的股權。收購完成後，本集團將成為控股股東。剩餘49%的股權目前將繼續由白銀紅鷺持有，以後將可能轉讓給白銀有色。華鷺鋁業包括年產能為12.7萬噸電解鋁生產線及其配套設施。華鷺鋁業的註冊資本為人民幣5.29億元。截止2005年12月31日止，經評估的總資產為人民幣15.90億元，淨資產約為人民幣5.29億元。本次收購本集團需支付的全部價格約為人民幣2.7億元。

- 在鋁加工方面，本集團已成立專門的工作小組展開工作。

2. 本集團圍繞提高核心競爭力、做強主業、完善產業鏈，採取跨越式發展的方式擴大產品產能。集團不僅促進了新建成項目的迅速達產，而且緊緊圍繞產品市場的變化，及時調整發展策略。

- 在氧化鋁方面，貴州遵義、重慶南川和廣西分公司三期各80萬噸氧化鋁項目已順利開工建設。

- 在原鋁方面，主要採取購併方式，到8月份止使產能在2005年底的基礎上又增加了約97萬噸(含焦作萬方鋁業股份有限公司(「焦作萬方」)全部產能27.2萬噸，本公司將持有焦作萬方29%的股份)。

  — 2005年12月，本集團與山西關鋁股份有限公司(「山西關鋁」)就成立山西華聖鋁業有限責任公司(「華聖鋁業」)簽訂了合資協議。註冊資本總額為人民幣10億元；其中本集團以現金出資人民幣5.1億元，山西關鋁通過注入資產淨值人民幣4.9億元出資。本集團持有華聖鋁業51%的股本。華聖鋁業原鋁產能為22萬噸，2006年3月份已正式投入生產，項目收購已於2006年3月完成。

  — 2006年3月，本集團與遼寧撫順鋁廠簽定股權轉讓合同。撫順鋁廠將其擁有的撫鋁公司100%的股權，以現金價人民幣5億元轉讓給本集團。撫鋁公司主要生產電解鋁和碳素產品，2005年電解鋁產能達14萬噸。項目收購已於2006年3月完成。截至收購日，經評估的總資產價值為人民幣12.7億元，其中淨資產為人民幣5.03億元。

  — 2006年5月，本集團與焦作萬方集團有限公司簽訂了關於轉讓焦作萬方股份的轉讓協議。本集團收購焦作萬方集團持有焦作萬方已發行股本中的139,251,064股國有法人股，佔已發行股本約29%，將成為焦作萬方的第一大股東。本集團就收購應付的代價為人民幣24,700萬元。此項股權轉讓需獲有關機關批准。焦作萬方原鋁產能約為27.2萬噸。

氧化鋁

2006年第一季度，氧化鋁價格仍然不斷攀升，國際市場氧化鋁離岸價最高達630美元/噸；國內進口氧化鋁現貨零售價格最高達人民幣6,500元/噸；均創歷史新高。但進入第二季度以來，隨著中國氧化鋁產量快速增長以及在國際現貨市場購買行為的減少，國際氧化鋁現貨價格出現下滑。到6月末，國際市場氧化鋁離岸價回落到500美元/噸左右；國內進口氧化鋁現貨零售價格回落到人民幣5,000元/噸以下。上半年公司氧化鋁現貨價格平均約為人民幣5,332元/噸。

2006年上半年，全球氧化鋁產量3,297萬噸，消費量3,218萬噸，與上年同期相比分別增長9.2%和5.8%。上半年，國內非中鋁氧化鋁企業建成投產數量增加，市場供應量加大，供應緊張的局面有所緩解，但仍缺口32%。上半年中國氧化鋁產量595萬噸，較上年同期增長49.0%；氧化鋁消費量871萬噸，較上年同期增長14.3%。上半年國內進口氧化鋁為333萬噸，與上年同期相比減少約10%。

業務回顧

2006年上半年，本集團密切關注及分析市場形勢，抓住市場機遇，加快發展；以安全、高效、優質、低耗為目標，制定了有效的措施；全體員工團結一致，紮實工作，繼續在基礎管理及科技進步方面下工夫；使上半年的運營業績創歷史新高，跨越式發展邁出重大步伐。

1. 本集團全面分析生產形勢，在注重安全生產及管理的前提下，認真落實生產組織方案，加大了對生產運行的調節、指揮和管理；氧化鋁狠抓挖潛、提產、增效；電解鋁抓住市場購併的有利時機，並狠抓節能降耗；在產品產量方面取得了良好生產績效。上半年氧化鋁產量達433萬噸，較上年同期增長24.1%；化學品氧化鋁產量(即：氫氧化鋁和多品種氧化鋁)達51萬噸，較上年同期增長9.7%；原鋁產量達78萬噸(含蘭州鋁業股份有限公司(蘭州鋁業)全部產能8.6 萬噸，本公司持有蘭州鋁業28%的股份)，較上年同期增長67.8%。

中期股息

本公司董事會建議派發2006年中期股息，每股人民幣0.188元，合計人民幣2,190,177,000元，按於2006年6月30日總股本11,649,876,153股計算。本次派發中期股息的提議將提交於2006年10月13日召開的公司臨時股東大會討論通過。中期股息擬於2006年10月31日或之前發放。

市場回顧

原鋁

上半年，在基金介入、成本增加和消費需求持續增長的共同作用下，國際和國內鋁市場走出了一個持續上漲的行情。倫敦金屬交易所(「London Metal Exchange」)(LME)三個月鋁期貨價格在5月份達到3,310美元／噸；上海期貨交易所鋁現貨價格也在5月份達到了人民幣23,800元／噸；均創出了歷史最高紀錄。但從5月中旬開始，基於美元走強和對通貨膨脹的憂慮，使得基本金屬、石油和黃金價格紛紛回落，鋁價也跟隨回調。到6月底，LME和上海期貨交易所三個月鋁期貨價格分別在2,500美元／噸和人民幣19,500元／噸左右波動。上半年，LME三月鋁期貨平均價格為2,561美元／噸，比去年同期增長了39.1%；上海期貨交易所三月鋁期貨價格為人民幣20,773元／噸，比去年同期增長了24.9%。

上半年，全球原鋁生產和消費平穩，全球原鋁產量1,644萬噸，原鋁消費量1,673萬噸，與上年同期相比分別增長了5.9%和7.4%。中國原鋁產量受鋁價上漲的影響，達429萬噸，增長幅度仍然較大，較上年同期增長17.5%；原鋁消費量約為400萬噸，較上年同期增長27.0%。

2005年鋁產品消費結構圖


包裝 7%
其他 7%
建築 30%
機器設備 11%
耐用品 9%
電力 14%
交通運輸 22%

其他財務資料(未經審核)(續)

香港普遍採納會計準則與美國會計原則的重大差異(續)

於考慮上述的差異及相關的所得稅影響後，對集團截至2006年6月30日止的本公司權益持有人應佔淨盈利和每股基本淨盈利及於2006年6月30日的權益之淨影響分別為增加淨盈利約人民幣103,371,000元(截至2005年6月30日止6個月期間：人民幣103,371,000元)，增加每股基本淨盈利約人民幣0.01元(截至2005年6月30日止6個月期間：人民幣0.01元)及減少淨權益約人民幣4,131,984,000元(於2005年12月31日：人民幣3,421,172,000元)。於計算淨影響時，本公司董事需要作出一些會影響資產和負債金額及收益和費用估算的假設與估計。同時，已使用了會計估計，包括可變現性、有形資產的使用年限及所得稅。實際結果可能與這些估計有差異。

最近美國會計公告

於2006年7月，美國財務會計準則委員會(「FASB」)公佈了詮譯第48條，「未確定性所得稅的會計處理 — FASB第109條之詮譯」(「FIN 48」)。FIN 48澄清了未確定性所得稅的會計處理。此詮譯要求公司由於技術性因素而有可能令其所得稅立場不能通過審計時，將該影響在其財務報表上確認。該詮譯的生效日期為2007年1月1日，如果FIN 48對會計政策有累計影響，公司需要在保留盈餘的期初數中作出調整。本集團正在評估該詮譯對集團財務狀況，現金流量表及經營盈利的影響。

其他財務資料(未經審核)

香港普遍採納會計準則與美國會計原則的重大差異

按照香港普遍採納會計原則編製的未經審核簡明中期綜合財務資料與按照美國公認會計原則編製的財務報表在某些方面存在重大差異。

對淨盈利及權益有影響的主要及重大差異如下:

(a) *物業、廠房機器及設備之重估*

根據香港普遍採納會計原則,由中鋁公司轉入本集團之物業、廠房機器及設備,是按購置法反映在賬項中。因此根據香港普遍採納會計原則,本集團物業、廠房機器及設備是以公平價值記賬。由於此等物業、廠房機器及設備的轉入屬於受共同控制方之交易,因此根據美國公認會計原則,不能採納新成本基準記賬。當資產由母公司轉入其全資的附屬公司,附屬公司應按資產在母公司之賬面值記賬。

(b) *採礦權之價值重估*

按香港普遍採納會計原則,於2005年12月31日前購入的採礦權是以收購價減去累計攤銷及累計減值虧損列賬。採礦權之攤銷按估計可用的不多於30年期直線法計算。按美國公認會計原則,因該轉讓屬於受共同控制方之交易,因此不能採納新成本基準記賬。

(c) *少數股東權益*

根據香港普遍採納會計原則,少數股東權益應分別列示為股東所有的全部權益和全部利潤的一部份。按美國公認會計原則,少數股東權益並不構成股東所有的全部權益和全部利潤的一部份。

(d) *美國公認會計原則調整之所得稅影響*

按美國公認會計原則,遞延稅項資產的產生是由於沖回物業、廠房機器及設備重估值、以前年度的商譽攤銷及採礦權值。

簡明中期綜合財務資料附註(未經審核)

20 關聯方交易(續)

(c) 與其他國有企業的重大關聯方交易

	截至6月30日止6個月	
	2006年	2005年
	人民幣千元	*人民幣千元*
電力採購	**3,652,734**	1,973,554
氧化鋁銷售	**9,948,261**	6,488,785
原鋁銷售	**4,055,503**	406,995
原材料採購	**7,798,257**	1,066,696
工程施工及工程物資	**581,215**	503,489
新借貸款	**1,066,471**	3,443,082
償還貸款	**3,760,462**	2,533,387
收取利息收入	**74,093**	45,593
保險費用	**54,585**	20,694
繳付銀行費用	**424,403**	338,934
發行短期債券	**2,988,000**	1,945,567
贖回短期債券	**2,000,000**	—

與其他國有企業的關聯交易均為正常商業往來，並遵循市場價格實行。

21 結算日後事項

於2006年7月14日，本集團與臨沂江泰鋁業有限公司和山東華盛江泉熱電有限公司就收購山東華宇鋁電有限公司(「華宇鋁電」)的55%股權簽訂了股權轉讓合同，收購價為人民幣412,000,000元。華宇鋁電主要業務為生產原鋁。

於2006年8月11日，本公司與白銀有色金屬(集團)有限責任公司和白銀紅鷺鋁業有限責任公司(「白銀紅鷺」)就甘肅華鷺鋁業有限公司(「華鷺鋁業」)股權轉讓簽訂協議，以人民幣270,000,000元收購白銀紅鷺持有的華鷺鋁業51%的股權。華鷺鋁業主要業務為生產原鋁。

本集團於2006年8月完成對遵義鋁業的收購(註19(c)(iii))。

簡明中期綜合財務資料附註(未經審核)

20 關聯方交易(續)

(b) 與其他關聯方的重大關聯方交易

	截至6月30日止6個月	
	2006年	2005年
	人民幣千元	*人民幣千元*
材料和產成品銷售		
共同控制實體	**11,109**	53,062
聯營公司	**571,895**	340,845
廣西投資(集團)有限公司	**78,524**	42,388
其他關聯方	**44,003**	—
	705,531	436,295

註：

截至2006年及2005年6月30日止6個月內，對其他關聯方的材料和產成品銷售包括銷售氧化鋁、原鋁及殘餘材料。其價格政策總結如下：

(i) 採用中國政府制定的價格(「政府定價」)；

(ii) 如果沒有政府定價則採用政府指導價；

(iii) 如果既沒有政府定價又沒有政府指導價，則採用市場價(指與獨立第三方交易的價格)；

(iv) 若未能提供以上價格的，則採用協議價格(指提供服務的合理成本價加上不超過5%的該等成本)。

20 關聯方交易(續)

(a) 與中鋁公司的重大關聯方交易(續)

註:(續)

(VI) 付予中鋁公司的租金:

(i) 本公司根據與中鋁公司簽訂的土地使用權租賃合同,為其佔用中鋁公司作工業或商業用途的土地支付租賃費。每年應付的租金約為人民幣240,000,000元。本公司一附屬公司,山西華泰碳素有限責任公司與中鋁公司簽訂土地及房屋租賃合同,為其佔用中鋁公司作生產及辦公用途的土地及房屋支付租賃費。每年應付的租金約為人民幣11,000,000元。

(ii) 本公司根據與中鋁公司於2005年3月簽訂的寫字樓租賃協議,為其佔用中鋁公司作辦公用途的寫字樓支付租賃費。每年應付的租金約為人民幣62,000,000元。

於2006年6月30日,本集團與中鋁公司有如下的安排:

(i) 中鋁公司按照本公司與中鋁公司簽訂的債務擔保合同,為本集團的銀行債務提供擔保。

(ii) 根據簽訂之商標使用許可合同,本公司將在2001年7月1日至2011年6月30日10年內免費提供中鋁公司非獨家使用2項商標的權利。本公司將承擔在此期間內需維持此商標權有效而每年不超過人民幣1,000元的登記費用。按照合同條款,中鋁公司可以通過協商對有效期延長。

簡明中期綜合財務資料附註(未經審核)

20 關聯方交易(續)

(a) 與中鋁公司的重大關聯方交易(續)

註:

(I) 截至2006年及2005年6月30日止6個月內,材料和產成品銷售包括銷售氧化鋁、原鋁及殘餘材料。這些交易為集團的正常商業往來,並遵從本公司與中鋁公司簽訂之產品和服務互供總協議。其價格政策總結如下:

(i) 採用中國政府制定的價格(政府定價);

(ii) 如果沒有政府定價則採用政府指導價;

(iii) 如果既沒有政府定價又沒有政府指導價,則採用市場價(指與獨立第三方交易的價格);

(iv) 若未能提供以上價格的,則採用協議價格(指提供服務的合理成本價加上不超過5%的該等成本)。

(II) 本公司向中鋁公司提供的公共事業服務包提括供電力、氣體、熱力和水是按以上(I)(i)定價。

(III) 中鋁公司按工程設計、施工和監理服務供應協議在本期間主要就建設性項目以市場價及不比第三者優惠的條款向本公司提供了工程、施工及監理服務。這些服務採用政府指導價(I)(ii)或當時的市場價(包括投標方式的投標價)定價。

(IV) 主要材料和輔助材料(包括鋁土礦、石灰石、碳素、水泥、煤)從中鋁集團按產品和服務互供總協議及礦石供應協議採購。定價均同上(I)定價。

(V) 中鋁公司提供社會服務和生活後勤服務,其中包括公安保衛、消防、教育培訓、學校、醫療衛生、文化體育、報刊雜誌、廣播、印刷、物業管理、環境和衛生、綠化、托兒所和幼稚園、餐廳、賓館、辦公室、公共交通、退休管理和其他服務。這些服務遵從本公司和中鋁公司之社會和生活後勤服務供應協議。定價政策同上(I)定價。

簡明中期綜合財務資料附註(未經審核)

20 關聯方交易(續)

(a) 與中鋁公司的重大關聯方交易

除在本未經審核簡明中期綜合財務資料中所披露的交易外，本集團於正常業務中的重大關聯交易如下：

		截至6月30日止6個月	
		2006年	2005年
	附註	**人民幣千元**	人民幣千元
向中鋁公司銷售材料和產成品	(I)	**2,229,543**	1,288,762
向中鋁公司提供公共事業服務	(II)	**167,449**	248,997
由中鋁公司提供的工程、建設和監督服務	(III)	**501,401**	945,681
向中鋁公司採購主要材料和輔助材料	(IV)	**464,052**	327,825
由中鋁公司提供的社會服務及生活後勤服務	(V)	**725,657**	457,105
向中鋁公司支付的土地及房屋租賃費	(VI(i))	**128,657**	126,615
向中鋁公司支付總部辦公樓房屋租賃費	(VI(ii))	**25,220**	18,915

20 關聯方交易

本公司關聯方主要為(i)中鋁公司，即本公司之主要股東及國有企業；(ii)中鋁公司有能力直接或間接對另一實體的財務或經營決策控制或共同控制，或施加重大影響的實體；(iii)本公司之董事或行政人員及其主要股東；及(iv)本公司之共同控制實體及聯營公司。

根據修改後的會計準則第24號「關聯方披露」，直接或間接由中國政府控制的其他國有企業和其附屬公司也被定義為本集團的關聯方。

儘管中國政府的架構繼續進行改革，然而中國政府仍於中國境內擁有相當大部份的生產性資產。因此，本公司大部份的正常業務活動均直接或間接與由中國政府擁有或控制的企業(「國有企業」)進行。

為根據會計準則第24號關於關聯方交易的披露，本公司管理層已成立相關程序盡可能辨認其客戶及供應商之持股狀況以確認他們是否國有企業。然而，很多國有企業由多層公司架構形成，其所有權也會跟隨某些私有化計劃或股權轉移而發生變化。不過，管理層相信所有重大的關聯方交易已作適當披露。

中鋁公司或中國政府均沒有刊發財務報表給公眾使用。

簡明中期綜合財務資料附註(未經審核)

19 承擔(續)

(c) 對外投資承諾事項

本集團於2006年6月30日有以下對外投資承諾：

	2006年 6月30日 *人民幣千元*
廣西華銀鋁業有限公司(i)	**324,784**
中國鋁業遵義氧化鋁有限公司(ii)	**750,400**
遵義鋁業股份有限公司(iii)	**219,000**
焦作萬方鋁業股份有限公司(iv)	**247,000**
	1,541,184

註：

(i) 根據本公司佔33%之合營公司廣西華銀鋁業有限公司(「廣西華銀」)的董事會於2005年6月19日通過的一項決議及於2005年7月31日訂立的一份補充協議，廣西華銀的總投資額將增加至人民幣8,491,000,000元，其中股東出資約人民幣2,133,000,000元作為註冊資本。各股東已同意於2005年、2006年、2007年分三次進行上述出資。

根據與廣西華銀股東簽訂的協議，本公司將向廣西華銀的註冊資本共計出資約人民幣701,000,000元。於2006年6月30日，本集團已向廣西華銀出資共約人民幣376,216,000元。

(ii) 於2006年4月，本公司與貴州烏江水電發展有限責任公司(「烏江水電」)簽訂合作協議，共同成立一家位於貴州省遵義市的共同控制實體，中國鋁業遵義氧化鋁有限公司(「遵義氧化鋁」)，其主要業務為生產氧化鋁。此共同控制實體的註冊資本為人民幣1,400,000,000元，其中本公司需要注資人民幣938,000,000元，佔此共同控制實體之67%的股權權益。於2006年6月30日，本公司已向遵義氧化鋁注資約人民幣187,600,000元。

(iii) 於2006年6月，本公司與烏江水電及其餘八家公司簽訂股權轉讓合約，以人民幣219,000,000元收購遵義鋁業股份公司66.4%股權權益。於2006年6月30日，本公司並未為此出資。

(iv) 於2006年5月，本公司與焦作萬方集團有限公司簽署買賣合約，以人民幣247,000,000元收購焦作萬方鋁業股份有限公司(「焦作萬方」)29%的股權權益。焦作萬方是於中國成立的股份有限公司，其股票在深圳証證交易所上市。焦作萬方主要業務為生產原鋁。於2006年6月30日，本公司並未為此出資。

簡明中期綜合財務資料附註(未經審核)

19 承擔

(a) *物業、機器及設備之資本承擔*

	2006年6月30日 人民幣千元	2005年12月31日 人民幣千元
已簽約但未撥備	**1,349,709**	560,600
已批准但未簽約	**7,921,537**	8,465,177
	9,271,246	9,025,777

(b) *經營租賃承擔*

本集團有關不可撤銷經營租賃安排之有關土地和辦公樓的未來最低租賃費總額如下：

	2006年6月30日 人民幣千元	2005年12月31日 人民幣千元
第一年	**314,277**	315,454
第二年至五年內	**1,072,160**	1,138,518
超過五年(註)	**9,386,385**	9,546,886
	10,772,822	11,000,858

註： 主要為剩餘租賃期為超過5年但不多於44年的土地租賃承諾。

17 股息

2005年末期股息每股人民幣0.21元(2004年末期股息：每股人民幣0.18元)，合計人民幣2,364,673,000元已於2006年5月支付(2005年支付：人民幣1,944,778,000元)。

於2006年8月23日召開的董事會上，宣佈擬派中期股息每股人民幣0.188元(2005年中期：無)，合計人民幣2,190,177,000元。該股息在截至2006年6月30日止6個月期間並未在應付股息中反映，但已在保留盈餘中反映。

18 或然負債

(a) 根據本公司與美國鋁業國際(亞洲)有限公司(「Alcoa」)於2001年11月12日簽訂的諒解備忘錄，雙方同意組建50 / 50合資企業。此合資企業將擁有及經營廣西平果廠之氧化鋁及原鋁生產設施(「平果合資企業」)。根據Alcoa購買本公司股份之認購協議，如果在全球發售截止後8個月內雙方未簽署平果合資企業合同，或在全球發售截止後12個月內仍未取得所有必須的相關中國政府許可，而若造成上述後果是由於一方未信守在諒解備忘錄中所表達的意向，一方要補償另一方7,500,000美元。

合資項目雙方積極進行了大量合資前的準備工作包括合資合同及章程的修訂完善、合資企業及電力供應安排等，中國國家發展和改革委員會已於2004年3月29日批准設立平果合資企業。

截至2006年6月30日止，本公司並沒有向Alcoa提出賠償要求及據本公司董事瞭解Alcoa也未有向本公司提出賠償要求。

(b) 本公司之附屬公司撫順鋁業分別與中國銀行撫順分行、建設銀行撫順望花支行分別簽署了最高額不超過人民幣47,000,000元和人民幣30,000,000元的保證合同，為撫順今華(集團)有限公司(「撫順今華」)由2006年1月16日至2007年1月15日止期間提供擔保。截至2006年6月30日，撫順鋁業對撫順今華尚有人民幣29,000,000元尚未到期的擔保義務。

簡明中期綜合財務資料附註(未經審核)

15 所得税

	截至6月30日止6個月	
	2006年	2005年
	人民幣千元	人民幣千元
當期所得税		
中國所得税	**2,610,362**	1,327,114
以前期間多提準備	**(47,329)**	(6,588)
遞延所得税	**437**	13,848
	2,563,470	1,334,374

企業所得税已根據當期的應税利潤和適用税率進行了預提。本公司的某些分公司因地處西部地區，而享受特定期間的優惠税率包括10年15%優惠税率。其中一間附屬公司因地處青海省而享受從生產經營日起5年所得税豁免及其後減半。此外本集團也享受國家國產設備抵免所得税的優惠政策。截至2006年及2005年6月30日止6個月，適用於本公司的加權平均實際税率約分別為26.8%及26.6%。

遞延所得税項是以負債法並採用相應的適用税率計算的短暫性時間性差異作全額預提撥備。

16 每股盈利

截至2006年6月30日止6個月及2005年6月30日止6個月的每股基本盈利是根據本集團截至2006年及2005年6月30日止6個月的本公司權益持有人應佔盈利人民幣6,743,648,000元及人民幣3,553,817,000元和於該期間內已發行股數的加權平均數11,217,089,268 股及11,049,876,153股計算。

由於本公司在以上期間沒有攤薄證券，每股基本盈利和攤薄盈利沒有差異。

簡明中期綜合財務資料附註(未經審核)

13 融資成本

	截至6月30日止6個月	
	2006年	2005年
	人民幣千元	*人民幣千元*
融資成本合計	**422,550**	330,794
減：在建工程中之資本化利息	**(106,821)**	(148,446)
	315,729	182,348
減：匯兑損失/(收益)淨額	**6,062**	(978)
	321,791	181,370

14 在未經審核簡明中期綜合損益表中支銷(沖回)的費用

	截至6月30日止6個月	
	2006年	2005年
	人民幣千元	*人民幣千元*
折舊	**1,527,887**	1,188,924
房屋及土地租賃	**193,184**	180,228
土地使用權攤銷	**10,952**	150
採礦權攤銷	**10,882**	21,495
物業、廠房機器及設備處置損失/(收益)	**3,851**	(464)
(沖回)/計提存貨減值撥備	**(363)**	109

簡明中期綜合財務資料附註(未經審核)

11 銷售及分銷支出

	截至6月30日止6個月	
	2006年	2005年
	人民幣千元	*人民幣千元*
運輸及裝卸費用	**261,117**	180,623
包裝費用	**86,805**	74,051
港口雜費	**14,836**	16,327
工資及福利費用	**13,323**	14,362
銷售佣金及手續費	**8,887**	14,281
其他	**25,026**	19,851
	409,994	319,495

12 一般性及管理支出

	截至6月30日止6個月	
	2006年	2005年
	人民幣千元	*人民幣千元*
所得税以外的其他税項(註)	**304,984**	194,753
工資及福利費用	**267,547**	217,186
修理及維修費用	**69,034**	7,747
租賃費用	**67,252**	41,938
保險費用	**54,585**	20,694
差旅及應酬費用	**47,931**	31,967
公用事業及社會後勤服務	**45,592**	11,202
折舊 — 非生產性物業,廠房及設備	**45,315**	37,953
土地使用權攤銷	**10,952**	150
諮詢費	**30,466**	26,462
辦公用品費用	**15,581**	11,061
其他	**47,375**	5,703
	1,006,614	606,816

註:

所得税以外的其他税項主要包含土地使用税,城市維護建設税及教育費附加。城市維護建設税及教育費附加是以企業實際繳納的增值税及營業税為基礎按規定比例徵收。

簡明中期綜合財務資料附註(未經審核)

10 營業額、收益及板塊資料(續)

主要報告形式－業務板塊(續)

	截至2005年6月30日止6個月				
	氧化鋁	原鋁	公司及其他服務	板塊間抵消	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額					
對外銷售	11,108,418	6,682,044	58,287	—	17,848,749
板塊間銷售	2,298,870	—	—	(2,298,870)	—
	13,407,288	6,682,044	58,287	(2,298,870)	17,848,749
經營盈利(虧損)/					
板塊業績	5,222,924	170,269	(41,872)	(43,872)	5,307,449
未按板塊分配部份					(115,857)
融資成本					(181,370)
應佔聯營公司的盈利	—	7,798	—	—	7,798
應佔共同控制實體的虧損	—	(1,094)	—	—	(1,094)
除所得税前盈利					5,016,926
所得税					(1,334,374)
本期盈利					3,682,552

次要報告形式 — 地區板塊

本集團主要經營業務及有關資產均在中國。中國市場是被視為一個在同一個經濟環境及具有相似風險和回報的地理環境。

簡明中期綜合財務資料附註(未經審核)

10 營業額、收益及板塊資料*(續)*

主要報告形式－業務板塊

本集團的主要業務分為兩個主要板塊：

- 氧化鋁板塊 — 包括從事鋁土礦的開採及氧化鋁的提煉及銷售活動。
- 原鋁板塊 — 包括從事原鋁的生產及銷售活動。

公司及其他服務板塊包括總部及集團其他業務，其他業務主要包括與氧化鋁業務有關的研究及開發。

所有板塊間和各工廠間的銷售均按接近市場的價格進行。

	截至2006年6月30日止6個月				
	氧化鋁	原鋁	公司及其他服務	板塊間抵消	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額					
對外銷售	14,620,318	12,550,727	229,580	—	27,400,625
板塊間銷售	5,020,629	—	—	(5,020,629)	—
	19,640,947	12,550,727	229,580	(5,020,629)	27,400,625
經營盈利(虧損)/板塊業績	8,635,848	1,566,008	(34,463)	(98,778)	10,068,615
未按板塊分配部份					(214,924)
融資成本					(321,791)
應佔聯營公司的盈利	—	33,337	—	—	33,337
除所得稅前盈利					9,565,237
所得稅					(2,563,470)
本期盈利					7,001,767

簡明中期綜合財務資料附註(未經審核)

10 營業額、收益及板塊資料

於本期間，本集團在中國主要從事於氧化鋁及原鋁的生產和銷售。本期列賬的收益如下：

	截至6月30日止6個月 2006年 人民幣千元	2005年 人民幣千元
營業額		
產品銷售 — 已減除增值稅	**27,400,625**	17,848,749
其他收入		
殘餘材料及其他材料之銷售	**153,633**	98,474
提供電力、熱力、氣體及水	**171,962**	147,601
提供服務(註(a))	**70,797**	25,516
其他收入合計	**396,392**	271,591
其他收入相關的支出(註(b))	**(396,456)**	(258,410)
	(64)	13,181
其他收益		
利息收入	**74,093**	45,593
非上市證券投資收益	**—**	4,550
政府補貼	**—**	1,678
公平值的投資收益淨額	**112,411**	18,311
其他財務資產及負債之貼現值淨額	**—**	9,972
其他	**(11)**	(63)
	186,493	80,041
其他收入及收益淨額	**186,429**	93,222

註：

(a) 主要為提供運輸，機械加工及設計服務的收益。

(b) 其他收益相關的支出包括殘餘材料及其他材料的成本和提供電力、熱力、氣體及水的成本。

簡明中期綜合財務資料附註(未經審核)

9 應付賬款

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
貿易應付款	**2,225,887**	2,584,557
貿易性應付關聯方款項	**85,401**	54,526
	2,311,288	2,639,083
應付票據(註(a))	**1,370**	10,166
	2,312,658	2,649,249

於2006年6月30日，貿易應付款賬齡分析如下：

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
一個月以內	**1,393,310**	1,804,096
二至六個月	**739,339**	639,520
七至十二個月	**111,285**	131,596
一至兩年(註(b))	**29,478**	22,806
兩至三年(註(b))	**3,353**	7,279
三年以上(註(b))	**34,523**	33,786
	2,311,288	2,639,083

註：

(a) 應付票據均為6個月內到期。

(b) 一年以上的應付賬款主要為應付關聯方賬款。

8 貸款(續)

(b) 短期貸款

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
有抵押短期貸款	**368,200**	—
無抵押短期貸款	**1,566,140**	2,378,998
	1,934,340	2,378,998

於2006年6月30日，有抵押短期貸款中有人民幣120,000,000元為本公司於本年購併撫鋁公司時形成(附註3)，由撫順鋁廠(撫順鋁業被收購前的母公司)以定期存單金額人民幣120,000,000元作為質押。其餘人民幣237,700,000元及人民幣10,500,000元貸款分別以撫順鋁業擁有的土地使用權(原值為人民幣201,942,000元，淨值為人民幣199,922,000元)及華聖鋁業擁有的22萬噸電解鋁生產線資產作為抵押。

(c) 短期債券

於2005年6月，本公司折價發行了金額為人民幣2,000,000,000元(每單位票面值為人民幣100元)，1年到期的短期融資券作為營運資金，其實際利率為每年3.33%。在2006年6月，本公司已贖回上述短期債券。

於2006年5月，本公司平價發行了金額為人民幣3,000,000,000元(每單位票面值為人民幣100元)，1年到期的短期融資券作為營運資金，其實際利率為每年3.53%。

簡明中期綜合財務資料附註(未經審核)

8 貸款(續)

(a) *長期銀行貸款(續)*

於2006年6月30日，若干有擔保之長期銀行貸款如下：

由以下公司擔保：	**2006年 6月30日 人民幣千元**	2005年 12月31日 人民幣千元
中鋁公司	**831,078**	503,313
山西漳澤電力股份有限公司(註)	**780,000**	780,000
	1,611,078	1,283,313

註： 山西漳澤電力股份有限公司為本公司之附屬公司山西華澤鋁電有限公司之少數股東。

於2006年6月30日，人民幣長期銀行借款中有人民幣920,000,000元為抵押借款，以本公司之附屬公司，山西華聖鋁業有限公司(「華聖鋁業」)擁有的22萬噸電解鋁生產線資產作為抵押。

於2006年6月30日及2005年12月31日，本集團銀行貸款的還款期如下：

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
一年內	**847,121**	1,353,980
第二年	**2,324,202**	1,929,140
第三年至第五年	**5,262,127**	4,866,941
五年以上	**2,143,090**	2,894,412
	10,576,540	11,044,473

於2006年6月30日及2005年12月31日，長期銀行貸款年利率幅度為3.60%至6.12%及3.60%至6.12%。

於2006年6月30日及2005年12月31日，本集團除了分別持有人民幣9,380,000元及人民幣9,313,000元的丹麥克朗長期貸款外，其他長期銀行貸款均為人民幣。

簡明中期綜合財務資料附註(未經審核)

8 貸款

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
非流動部份：		
長期銀行貸款(註(a))	**9,729,419**	9,690,493
流動部份：		
長期銀行貸款(註(a))	**847,121**	1,353,980
短期銀行貸款(註(b))	**1,934,340**	2,378,998
短期債券(註(c))	**2,990,000**	1,970,840
	5,771,461	5,703,818
合計	**15,500,880**	15,394,311

(a) *長期銀行貸款*

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
非流動部份：		
長期銀行貸款 — 無抵押	**8,831,019**	9,690,493
長期銀行貸款 — 有抵押	**898,400**	—
	9,729,419	9,690,493
流動部份：		
長期銀行貸款 — 無抵押	**825,521**	1,353,980
長期銀行貸款 — 有抵押	**21,600**	—
	847,121	1,353,980
合計	**10,576,540**	11,044,473
長期貸款公允值	**10,574,880**	11,042,620

長期貸款公允值是根據提供與本公司的債務特性及到期日期大致相同的適當市場利率折現其現金流量來估計。視乎貸款的種類，此等折現率於2006年6月30日及2005年12月31日均為4.0%。

簡明中期綜合財務資料附註(未經審核)

6 股本

於2006年5月9日，本公司以每股H股7.25港元配售合共600,000,000股H股(「配售」)，約為本公司已發行股本之5.43%。與此次配售同時，中國鋁業公司(「中鋁公司」)將其所持44,100,000股國家股劃轉給全國社會保障基金理事會(「社保基金」)，本公司接受社保基金委託，在本次配售中將上述44,100,000股同時配售。

此次配售於2006年5月25日完成。是次配售，發行了600,000,000股新H股而籌募到淨資金人民幣4,390,449,000元(扣除發行股票費用人民幣112,043,000元)，本公司總註冊股本由11,049,876,153股上升至11,649,876,153股，包括7,705,910,185股內資股和3,943,965,968股H股。至於配售44,100,000股H股所得之淨資金，由相關投資銀行直接償還給社保基金。配售完成後，中鋁公司所佔本公司之權益由42.14%下降至39.59%。

此次配售所籌募的資金主要用作可能收購之國內電解鋁項目及公司一般營運資金。

7 利潤分配

截至2006年及2005年6月30日止6個月期間，本公司沒有從本期盈利中提取法定盈餘公積金。

2006年1月1日之前，董事會決定每年根據中國會計準則及會計制度下的稅後利潤的一定比例提取法定公益金，法定公益金只能用於公司職工集體福利的資本性項目。這些資本性項目歸本公司所有。除非本公司清算，此基金不得用於分配。自2006年1月1日起，根據修訂的《公司法》，本公司不再提取法定公益金。於2005年12月31日的法定公益金餘額，轉作任意盈餘公積金。

簡明中期綜合財務資料附註(未經審核)

5 應收賬款淨額

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
貿易應收款	**669,730**	457,556
貿易性應收關聯方款項	**165,095**	246,919
	834,825	704,475
減：減值撥備	**(441,739)**	(454,853)
	393,086	249,622
應收票據(註(a))	**1,148,863**	711,569
	1,541,949	961,191

本集團定期對其客戶進行信貸評估，並相應針對不同的客戶實行不同的信用政策。

於2006年6月30日，貿易應收款淨額賬齡分析如下：

	2006年 6月30日 人民幣千元	2005年 12月31日 人民幣千元
一個月以內	**230,926**	112,013
二至六個月	**87,257**	55,670
七至十二個月(註(b))	**38,967**	39,973
一至兩年(註(b))	**13,574**	21,530
兩年以上(註(b))	**22,362**	20,436
	393,086	249,622

註：

(a) 應收票據是指在6個月內到期的銀行承兑匯票。

(b) 6個月以上的應收賬款主要為應收關聯方賬款。

簡明中期綜合財務資料附註(未經審核)

4 資本性支出

	無形資產			物業、廠房及設備	土地使用權
	商譽	採礦權	合計		
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2006年1月1日賬面淨值	406,686	314,793	721,479	39,773,607	62,275
收購附屬公司(附註 3)	—	—	—	832,546	194,175
本期增加	—	—	—	4,239,492	7,766
出售	—	—	—	(12,369)	—
當期攤銷/折舊費用	—	(10,882)	(10,882)	(1,590,198)	(10,952)
重分類	—	(10,514)	(10,514)	—	—
減值損失	—	—	—	(19,708)	—
於2006年6月30日賬面淨值	406,686	293,397	700,083	43,223,370	253,264
於2005年1月1日賬面淨值	406,686	322,467	729,153	34,026,233	16,048
本年增加	—	52,573	52,573	4,216,304	—
出售	—	—	—	(2,629)	—
當期攤銷折舊費用	—	(21,495)	(21,495)	(1,211,537)	(150)
減值損失	—	—	—	(4,225)	—
於2005年6月30日賬面淨值	406,686	353,545	760,231	37,024,146	15,898

3 企業合併(續)

購入的淨資產及超過其成本獲得之權益詳情如下：

	人民幣千元
收購代價 — 現金	500,000
購入之可辨別淨資產的公允值(列示如下)	(501,373)
負商譽	(1,373)

收購產生之資產和負債的公允值大約等同其帳面值，詳情如下：

	人民幣千元
現金及現金等價物	1,392
物業，廠房及設備(附註4)	832,546
土地使用權(附註4)	194,175
存貨	171,208
應收款項	5,826
應付賬款及預提費用	(122,374)
借貸	(581,400)
所購入可辨別淨資產	501,373

	人民幣千元
於2006年6月30日以現金支付之收購價(註)	100,000
購入附屬公司之現金及現金等價物	(1,392)
收購產生的現金流出總額	98,608

註： 於2006年6月30日，本集團其他應付款內已包括人民幣400,000,000元之應付現金收購價。

除以上所提及，本公司亦簽訂了若干收購其他公司權益的買賣合同。於2006年6月30日，這些收購活動仍待有關機構的審批所以尚未完成(附註19(c))。

簡明中期綜合財務資料附註(未經審核)

2 主要會計政策(續)

- 香港(國際財務報告詮釋委員會)— 詮釋4「釐定一項安排是否包含租賃」，自2006年1月1日或以後開始的會計期間生效。本集團已檢討其合約。若干合約需要根據香港會計準則 17「租賃」入賬為租賃。然而此等租賃為營運租賃，其分類對就此而確認的開支並無影響；及

- 香港(國際財務報告詮釋委員會)— 詮釋5「對拆卸、復原及環境修復基金權益的權利」，自2006年1月1日或以後開始的會計期間生效。此項詮釋對本集團2006年的綜合財務報表並無重大影響。

本集團並沒有提前採納下列已發出但在2006年仍未生效的新訂準則、對準則的修訂和詮釋。

- 香港(國際財務報告詮釋委員會)— 詮釋8「香港財務報告準則2的範圍」，自2006年5月1日或以後開始的會計期間生效。管理層現正評估香港(國際財務報告詮釋委員會)— 詮釋8對於本集團業務的影響；

- 香港(國際財務報告詮釋委員會)— 詮釋9「重新評估勘入式衍生工具」，自2006年6月1日或以後開始的會計期間生效。由於本集團已按照香港(國際財務報告詮釋委員會)— 詮釋9貫徹的原則對勘入式衍生工具是否應分開進行了評估，故此管理層認為此項詮釋不應對本公司的會計政策造成重大影響；及

- 香港財務報告準則7「金融工具：披露」，自2007年1月1日或以後開始的會計期間生效。本集團已評估香港財務報告準則7以及對 香港會計準則1修訂的影響，結論為主要的額外披露將為香港會計準則1修訂所規定對市場風險的敏感性分析和資本披露。本集團將自2007年1月1日開始的會計期間應用香港財務報告準則7以及香港會計準則1的修訂。

3 企業合併

於2006年3月，本集團購入撫順鋁業有限公司(「撫鋁公司」)的100%股本，現金代價為人民幣500,000,000元。該公司於中華人民共和國(「中國」)註冊成立，主要從事製造及銷售原鋁製品。由收購日期起至2006年6月30日期間內，所收購的業務向本集團貢獻銷售收入為人民幣663,150,000元和盈利人民幣36,472,000元。若收購於2006年1月1日發生，由2006年1月1日至2006年6月30日6個月所收購的業務將為本集團貢獻銷售收入人民幣753,136,000元和盈利人民幣37,828,000元及截至2006年6月30日止6個月本集團的綜合銷售收入和綜合盈利將分別為人民幣27,490,611,000元和人民幣7,003,123,000元。

簡明中期綜合財務資料附註(未經審核)

1 編製基準

截至2006年6月30日止6個月的未經審核簡明中期綜合財務資料是按照香港會計師公會頒佈的香港會計準則(「會計準則」)第34號:「中期財務報告」及香港交易所(「港交所」)上市條例附註第16條而編製。

本未經審核簡明中期綜合財務資料應與截至2005年12月31日止年度的年度財務報表一併閱讀。

本未經審核簡明中期綜合財務資料已經由董事會在2006年8月23日批核刊發。

2 主要會計政策

集團在編製本未經審核簡明中期綜合財務資料所採用的會計政策與截至2005年12月31日止年度之年度財務報表所採用的會計政策一致。詳情請參見2005年的年度財務報表。

以下新訂準則、對準則的修訂和詮釋必須在截至2006年12月31日止財政年度採用。

- 對香港會計準則19「精算盈虧,集體界定福利計劃和披露」的修訂,自2006年1月1日或以後開始的會計期間生效。此修訂對本集團的會計政策並無重大影響;
- 對香港會計準則39「公平值期權」的修訂,自2006年1月1日或以後開始的會計期間生效。由於本集團有能力符合財務工具指定按公平值透過損益列賬的經修訂條件,故此項修訂對本集團在2006年1月1日前按公平值透過損益列賬的財務工具的分類和估值並無影響;
- 對香港會計準則39及香港財務報告準則4修訂「財務擔保合約」的修訂,自2006年1月1日或以後開始的會計期間生效。管理層認為採納此修訂的準則對於本集團的2006年度綜合財務報告並無重大影響;
- 香港財務報告準則6「礦產資源的開採和評估」,自2006年1月1日或以後開始的會計期間生效。此修訂對本集團的會計政策並無重大影響;

簡明中期綜合現金流量表（未經審核）

	附註	截至6月30日止6個月 2006年 人民幣千元	2005年 人民幣千元
		（未經審核）	（未經審核）
經營活動產生之現金淨額		**6,442,212**	3,061,002
投資活動之現金流			
購入附屬公司，除現金後淨額	3	**(98,608)**	—
投資共同控制實體		**(206,266)**	—
投資聯營公司		**—**	(799,038)
購買物業、廠房及設備		**(2,008,277)**	(4,062,443)
處置物業、廠房及設備		**8,517**	3,093
其他投資活動 現金流入／（流出）淨額		**82,048**	(6,598)
用於投資活動之現金淨額		**(2,222,586)**	(4,864,986)
融資活動之現金流			
以溢價發行新股票，除發行費用後淨額		**4,390,449**	—
支付股息	17	**(2,364,673)**	(1,944,778)
由附屬公司付給少數股東之股息		**(97,315)**	(80,635)
發行短期融資券		**2,988,000**	1,945,567
贖回短期債券		**(2,000,000)**	—
新借貸款		**1,066,471**	3,443,082
償還貸款		**(3,760,462)**	(2,533,387)
其他融資活動之現金流入淨額		**92,400**	99,000
融資活動產生之現金淨額		**314,870**	928,849
現金及現金等價物之淨增加／（減少）		**4,534,496**	(875,135)
期初之現金及現金等價物		**7,597,727**	6,223,763
期末之現金及現金等價物		**12,132,223**	5,348,628
分析：			
銀行餘額及現金		**12,132,223**	5,348,628

第7頁至31頁的附註為未經審核簡明中期綜合財務資料的整體部份。

000105

簡明中期綜合權益變動表（未經審核）

	(未經審核)								
	本公司權益持有人應佔							少數股東權益	總權益
	股本	資本公積	法定盈餘公積金 (附註7)	法定公益金 (附註7)	任意盈餘公積金 (附註7)	保留盈餘	合計		
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
於2006年1月1日	11,049,876	6,218,756	2,061,686	1,962,173	—	11,351,948	32,644,439	1,560,455	34,204,894
轉換(附註7)	—	—	—	(1,962,173)	1,962,173	—	—	—	—
發行股票(附註6)	600,000	3,902,492	—	—	—	—	4,502,492	—	4,502,492
發行股票費用(附註6)	—	(112,043)	—	—	—	—	(112,043)	—	(112,043)
股本投入	—	—	—	—	—	—	—	582,480	582,480
本期盈利	—	—	—	—	—	6,743,648	6,743,648	258,119	7,001,767
已付股息(附註17)	—	—	—	—	—	(2,364,673)	(2,364,673)	(97,315)	(2,461,988)
於2006年6月30日	11,649,876	10,009,205	2,061,686	—	1,962,173	15,730,923	41,413,863	2,303,739	43,717,602
於2005年1月1日	11,049,876	6,204,045	1,277,789	1,214,309	—	7,820,776	27,566,795	1,239,083	28,805,878
股本投入	—	—	—	—	—	—	—	99,000	99,000
本期盈利	—	—	—	—	—	3,553,817	3,553,817	128,735	3,682,552
已付股息(附註17)	—	—	—	—	—	(1,944,778)	(1,944,778)	(80,635)	(2,025,413)
於2005年6月30日	11,049,876	6,204,045	1,277,789	1,214,309	—	9,429,815	29,175,834	1,386,183	30,562,017

第7頁至31頁的附註為未經審核簡明中期綜合財務資料的整體部份。

簡明中期綜合損益表（未經審核）

	附註	截至6月30日止6個月 2006年 人民幣千元	2005年 人民幣千元
		（未經審核）	（未經審核）
銷售	10	**27,400,625**	17,848,749
售出貨品成本		**(16,275,865)**	(11,771,655)
毛利		**11,124,760**	6,077,094
其他收入及收益淨額	10	**186,429**	93,222
銷售及分銷支出	11	**(409,994)**	(319,495)
一般性及管理支出	12	**(1,006,614)**	(606,816)
研究及開發成本		**(40,890)**	(52,413)
經營盈利		**9,853,691**	5,191,592
融資成本	13	**(321,791)**	(181,370)
除融資成本後經營盈利	14	**9,531,900**	5,010,222
應佔聯營公司盈利		**33,337**	7,798
應佔共同控制實體的虧損		**—**	(1,094)
除所得稅前盈利		**9,565,237**	5,016,926
所得稅	15	**(2,563,470)**	(1,334,374)
本期盈利		**7,001,767**	3,682,552
應佔：			
本公司權益持有人		**6,743,648**	3,553,817
少數股東權益		**258,119**	128,735
		7,001,767	3,682,552
本公司權益持有人應佔盈利的每股盈利	16	**人民幣0.60元**	人民幣0.32元
股息	17	**2,190,177**	—

第7頁至31頁的附註為未經審核簡明中期綜合財務資料的整體部份。

簡明中期綜合資產負債表（未經審核）(續)

	附註	2006年 6月30日 人民幣千元 (未經審核)	2005年 12月31日 人民幣千元 (經審核)
權益			
本公司權益持有人應佔股本及儲備			
股本	6	**11,649,876**	11,049,876
其他儲備		**14,033,064**	10,242,615
保留盈餘			
擬派股息	17	**2,190,177**	2,364,673
未分配盈餘	7	**13,540,746**	8,987,275
		41,413,863	32,644,439
少數股東權益		**2,303,739**	1,560,455
總權益		**43,717,602**	34,204,894
負債			
非流動負債			
貸款	8	**9,729,419**	9,690,493
遞延所得稅負債		**177,052**	176,991
		9,906,471	9,867,484
流動負債			
應付賬款	9	**2,312,658**	2,649,249
其他應付款及預提費用		**6,819,733**	5,585,317
當期所得稅負債		**1,439,880**	999,117
貸款	8	**5,771,461**	5,703,818
		16,343,732	14,937,501
總負債		**26,250,203**	24,804,985
總權益及負債		**69,967,805**	59,009,879
流動資產淨值		**7,718,281**	2,025,169
總資產減流動負債		**53,624,073**	44,072,378

第7頁至31頁的附註為未經審核簡明中期綜合財務資料的整體部份。

中國鋁業股份有限公司(下稱「本公司」)董事會欣然宣佈本公司、其附屬公司(下稱「本集團」)截至2006年6月30日止6個月未經審核之中期經營業績。並謹此代表本公司董事會和全體員工向各位股東對本公司的關心和支援表示誠摯的謝意。

業績

截至2006年6月30日止6個月,本集團之營業額為人民幣274.01億元,比上年同期增長53.5%;本公司股權持有人應佔盈利為人民幣67.44億元,比上年同期增長89.8%。本公司權益持有人應佔盈利的每股盈利為人民幣0.60元。

未經審核簡明中期綜合財務資料

簡明中期綜合資產負債表(未經審核)

	附註	**2006年 6月30日 人民幣千元**	2005年 12月31日 人民幣千元
		(未經審核)	(經審核)
資產			
非流動資產			
無形資產	4	**700,083**	721,479
物業、廠房機器及設備	4	**43,223,370**	39,773,607
土地使用權	4	**253,264**	62,275
共同控制實體權益		**390,665**	184,399
聯營公司權益		**919,712**	886,375
可供出售財務資產		**10,200**	10,200
遞延所得税資產		**408,498**	408,874
		45,905,792	42,047,209
流動資產			
存貨		**8,103,065**	7,234,731
應收賬款淨額	5	**1,541,949**	961,191
其他流動資產		**2,284,776**	1,169,021
現金及現金等價物		**12,132,223**	7,597,727
		24,062,013	16,962,670
總資產		**69,967,805**	59,009,879

公司資料

公司法定名稱	:	中國鋁業股份有限公司
公司英文名稱	:	Aluminum Corporation of China Limited
公司註冊地址	:	中國北京海淀區復興路乙12號(100814)
公司辦公地址	:	中國北京海淀區西直門北大街62號(100088)
香港主要地點	:	香港灣仔港灣道1號 會展廣場辦公大樓31樓3103室
公司法定代表人	:	肖亞慶
公司秘書	:	劉強
公司信息諮詢部門	:	董事會秘書室
公司信息諮詢電話	:	(86) 10 8229 8103
股票上市地點	:	香港聯合交易所有限公司 美國紐約證券交易所
股票名稱	:	中國鋁業(CHALCO)
證券代碼	:	2600(香港) ACH(美國)

Designed and produced by:
Wonderful Sky Public Relations & Financial Consultant Co. Ltd. Tel.: (852) 2851 1038

目 錄

CHALCO

000111

中国铝业股份有限公司

CHALCO ALUMINUM CORPORATION OF CHINA LIMITED

股份代號：2600

中期業績報告 2006









